Exhibit 99.1

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1 Name and Address of Company

Rogers Communications Inc.
333 Bloor Street East
10th Floor
Toronto, Ontario
M4W 1G9

1.2 Executive Officer

John R. Gossling
Vice President, Financial Operations
(416) 935-5115

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On July 1, 2005, Rogers Communications Inc. (“RCI” or the “Company”), together with Call-Net Acquisition Inc. (“Acquisition”), a wholly owned subsidiary of RCI, completed its acquisition of Call-Net Enterprises Inc. (“Call-Net”). The acquisition of all of Call-Net's outstanding shares by RCI and Acquisition was effected pursuant to a court-approved plan of arrangement (the “Plan of Arrangement”) as more particularly described in the management proxy circular mailed to shareholders of Call-Net on May 25, 2005 (as available on SEDAR). Call-Net (now Rogers Telecom Holdings Inc.), primarily through its wholly owned subsidiary Sprint Canada Inc. (now Rogers Telecom Inc.), is a Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada.

On June 29, 2005, shareholders of Call-Net voted to approve the acquisition of Call-Net by the Company and Acquisition. Final approval for the Plan of Arrangement was received from the Ontario Superior Court of Justice on June 30, 2005 and the acquisition became effective on July 1, 2005. Subsequently, Call-Net was renamed Rogers Telecom Holdings Inc. and Sprint Canada Inc. was renamed Rogers Telecom Inc.

2.2 Date of Acquisition

July 1, 2005

2.3 Consideration

Under the terms of the Plan of Arrangement, holders of common shares and Class B non-voting shares of Call-Net received a fixed exchange ratio of one Class B non-voting share of RCI for each 4.25 common shares and/or Class B non-voting shares of Call-Net held by them. In addition, each holder of Call-Net Options, as defined in the Plan of Arrangement, outstanding and unexercised prior to July 1, 2005 (whether or not then vested) received RCI Options (as defined in the Plan of Arrangement) on the basis that such RCI Options will be exercisable to acquire a like number of Class B non-voting shares of RCI that each holder of Call-Net Options would have acquired if all such Call-Net Options held by such holder were fully vested and if each such holder had exercised such Call-Net Options immediately prior to the acquisition and had received Call-Net shares.

Also under the terms of the Plan of Arrangement, the only outstanding preferred share of Call-Net was deemed to be redeemed by Call-Net for $1.00, being the redemption price thereof.

Pursuant to the acquisition, RCI acquired ownership and control of 1 preferred share of Call-Net, representing 100% of the issued and outstanding preferred shares, 32,334,105 Class B non-voting shares of Call-Net, representing 100% of the issued and outstanding Class B non-voting shares, and 3,640,696 common shares of Call-Net, representing 100% of the issued and outstanding common shares. Using the fixed exchange ratio of one RCI Class B non-voting share for each 4.25 common shares and/or Class B non-voting shares of Call-Net, approximately 8,464,659 Class B non-voting shares of RCI were issued as consideration. Including such share consideration as well as options issued and estimated transaction costs, the total purchase price is approximately $328.5 million.

2.4 Effect on Financial Position

A plan has been developed to restructure and integrate the operations of Call-Net. As a result of the restructuring and integration, it is expected that severance and other employee related costs, as well as costs to consolidate facilities, systems and operations will be incurred as disclosed in note 6 to the unaudited pro forma consolidated financial statements as included herein. These costs are management’s preliminary estimates and take into account all relevant information to-date. The actual integration costs may vary materially from such estimates.

2.5 Prior Valuations

None

2.6 Parties to Transaction

The acquisition of Call-Net was not a transaction with an informed person, associate or affiliate of the Company.

2.7 Date of Report

September 13, 2005

Item 3 Financial Statements

(a) Exhibit A hereto

Unaudited pro forma consolidated balance sheet of the Company as at June 30, 2005 and unaudited pro forma consolidated statements of income of the Company for the six months ended June 30, 2005 and the year ended December 31, 2004, together with the auditors’ compilation report thereon.

(b) Exhibit B hereto

Audited consolidated financial statements of Call-Net Enterprises Inc. - December 31, 2004 and auditors’ consent

(c) Exhibit C hereto

Audited consolidated financial statements of Call-Net Enterprises Inc. - December 31, 2003 and auditors’ consent

(d) Exhibit D hereto

Unaudited interim consolidated financial statements of Call-Net Enterprises Inc. as at June 30, 2005 and for the three and six month periods ended June 30, 2005 and June 30, 2004.

Exhibit A

Unaudited Pro Forma Consolidated Financial Statements of Rogers Communications Inc.

Pro Forma Condensed Consolidated Financial Statements of

ROGERS COMMUNICATIONS INC.

Six months ended June 30, 2005 and
year ended December 31, 2004
(Unaudited)

COMPILATION REPORT ON PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Rogers Communications Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Rogers Communications Inc. ("RCI") as at June 30, 2005 and unaudited pro forma condensed consolidated statements of income for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1.
Compared the figures in the columns captioned "RCI" to the unaudited consolidated financial statements of RCI as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of RCI for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.
Compared the figures in the columns captioned "Call-Net" to the unaudited consolidated financial statements of Call-Net Enterprises Inc. ("Call-Net") as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of Call-Net for the year ended December 31, 2004, respectively, and found them to be in agreement.

3.
Compared the figures in the column captioned "Microcell - Nine Months ended September 30, 2004" to the unaudited consolidated financial statements of Microcell Telecommunications Inc. for the nine months ended September 30, 2004 and found them to be in agreement.

4.	Made enquiries of certain officials of RCI who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

5.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "RCI" and "Call-Net" as at June 30, 2005 and for the six months then ended, and the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "RCI" and "Call-Net" for the year ended December 31, 2004 and "Microcell - Nine Months ended September 30, 2004" for the nine months ended September 30, 2004, and found the amounts in the columns captioned "Pro forma Total" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/ s / KPMG LLP

Chartered Accountants

Toronto, Canada

September 13, 2005

COMMENTS FOR U.S. READERS ON DIFFERENCES BETWEEN
CANADIAN AND U.S. REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

/ s / KPMG LLP

Chartered Accountants

Toronto, Canada

September 13, 2005

ROGERS COMMUNICATIONS INC.
Pro Forma Consolidated Balance Sheet
(In thousands of dollars)

June 30, 2005
(Unaudited)

	RCI	Call-Net	Pro forma adjustments	Notes		Pro forma total
Assets

Current assets:
Cash and cash equivalents	$ 107,358	$ 43,801	$ (4,000)	6		$ 147,159
Short-term investments	-	21,666	-			21,666
Accounts receivable	680,761	29,040	-			709,801
Other current assets	295,026	33,642	(5,689)	7(a)(ii	)	322,979
	1,083,145	128,149	(9,689)			1,201,605
Property, plant and equipment	5,630,365	429,551	(10,794)	7(a)(ii	)	6,049,122
Goodwill	3,347,221	-	54,129	6		3,401,350
Other intangible assets	2,681,518	35,376	(35,376)	7(a)(ii	)
			176,660	6		2,858,178
Investments	133,180	583	-			133,763
Deferred charges	134,793	6,680	(6,680)	7(a)(ii	)	134,793
Other long-term assets	80,577	4,604	-			85,181
	$13,090,799	$604,943	$168,250			$13,863,992
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and
accrued liabilities	$ 1,157,102	$140,122	$ 8,000	7(a)(i	)
			(1,338)	7(a)(ii	)	$ 1,303,886
Current portion of long-term debt	510,489	-	-			510,489
Unearned revenue	156,769	-	-			156,769
	1,824,360	140,122	6,662			1,971,144
Long-term debt	8,271,188	273,394	19,138	6		8,563,720
				7(a)(iii	)
Derivative instruments	516,505	-	-			516,505
Other long-term liabilities	59,636	47,120	(37,724)	7(a)(ii	)	69,032
Shareholders' equity	2,419,110	144,307	324,481
			(144,307)	7(a)(v	)	2,743,591
	$13,090,799	$604,943	$168,250			$13,863,992

See accompanying notes to pro forma condensed consolidated financial statements.

1

ROGERS COMMUNICATIONS INC.
Pro Forma Condensed Consolidated Statement of Income
(In thousands of dollars, except per share amounts)

Six months ended June 30, 2005
(Unaudited)

	RCI	Call-Net	Pro forma adjustments	Notes		Pro forma total

Operating revenue	$3,314,926	$ 433,171	$ (5,663)	7(b)(i	)	$3,742,434
Operating expenses	2,274,248	367,579	(5,663)	7(b)(i	)
			2,642	7(b)(ii	)	2,638,806
Depreciation and amortization	700,379	73,588	17,666	7(b)(ii	)
			(16,200)	7(b)(ii	)
			(495)	7(b)(ii	)	774,938

Operating income (loss)	340,299	(7,996)	(3,613)			328,690
Interest on long-term debt	(365,091)	(14,641)	1,914	7(b)(iii	)
			1,993	7(b)(ii	)	(375,825)
Other income (expense)	5,223	(13,057)	-			(7,834)

Loss before income taxes	(19,569)	(35,694)	294			(54,969)

Income tax expense (reduction)	7,263	(1,440)	-			5,823

Loss for the period	$ (26,832)	$ (34,254)	$ 294			$ (60,792)

Loss per share - basic and diluted (note 8)	$ (0.10)					$ (0.21)

Weighted average number of shares outstanding - basic and diluted	276,498		8,465	6		284,963

See accompanying notes to pro forma condensed consolidated financial statements.

2

ROGERS COMMUNICATIONS INC.
Pro Forma Condensed Consolidated Statement of Income
(In thousands of dollars, except per share amounts)

Year ended December 31, 2004
(Unaudited)

	Microcell				Pro forma adjustments
	RCI	Nine months ended September 30, 2004	Period from October 1, 2004 to November 8, 2004	Call-Net	Acquisition of non- controlling interests in RWCI	Notes		Acquisition of Microcell	Notes		Financing transactions	Notes		Acquisition of Call-Net	Notes		Pro forma total

Operating revenue	$5,608,249	$482,103	$ 75,303	$818,600	$ -			$ (8,940)	4(a	)	$ -			$(17,697)	7(b)(i	)	$6,957,618
Operating expenses	3,874,108	391,717	68,048	714,900	5,063	3(a	)	22,761	4(a	)	-			(17,697)	7(b)(i	)
														4,836	7(b)(ii	)	5,063,736
Special charges (note 2(b))	-	9,668	26,105	-	-			-			-			-			35,773
Depreciation and amortization	1,092,551	61,072	10,455	146,600	203,594	3(b	)	102,084	4(b	)	3,443	5(b	)	35,332	7(b)(ii	)
								(7,552)	4(c	)				(30,000)	7(b)(ii	)
								(25,826)	4(d	)				(770)	7(b)(ii	)	1,590,983

Operating income (loss)	641,590	19,646	(29,305)	(42,900)	(208,657)			(100,407)			(3,443)			(9,398)			267,126
Interest on long-term debt	(575,998)	(23,782)	(2,628)	(32,700)	12,240	3(c	)	2,558	4(a	)	(167,383)	5(a	)	3,828	7(b)(iii	)
														3,540	7(b)(ii	)	(780,325)
Other income (expense)	(49,706)	(15,904)	(33,592)	3,500	-			(2,558)	4(a	)	9,611	5(a	)	-			(88,649)

Income (loss) before income taxes and non-controlling interest	15,886	(20,040)	(65,525)	(72,100)	(196,417)			(100,407)			(161,215)			(2,030)			(601,848)
Income tax expense	3,447	2,958	205	6,300	-			-			-			-			12,910

Income (loss) before non-controlling interest	12,439	(22,998)	(65,730)	(78,400)	(196,417)			(100,407)			(161,215)			(2,030)			(614,758)

Non-controlling interest	(79,581)	-	-	-	79,581	3(d	)	-			-			-			-

Loss for the year	$(67,142)	$ (22,998)	$(65,730)	$(78,400)	$(116,836)			$(100,407)			$(161,215)			$ (2,030)			$ (614,758)

Loss per share - basic and diluted (note 8)	$(0.28)																$ (2.24)

Weighted average number of shares outstanding - basic and diluted	240,435				28,073									8,465			276,973

See accompanying notes to pro forma condensed consolidated financial statements.

3

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

1.    Description of transactions:

On September 13, 2004, Rogers Communications Inc. ("RCI") entered into an agreement with JVII General Partnership ("JVII"), a general partnership wholly owned by AT&T Wireless Services, Inc., whereby RCI agreed to purchase all of JVII's shares of Rogers Wireless Communications Inc. ("RWCI") for a cash purchase price totalling approximately $1.767 billion (the "AWE Acquisition"). RCI closed this transaction on October 13, 2004.

On September 20, 2004, Rogers Wireless Inc. ("RWI"), a wholly owned subsidiary of RWCI, announced an agreement with Microcell Telecommunications Inc. ("Microcell") to make an all cash tender offer totalling approximately $1.3 billion, to acquire all of Microcell, Canada's fourth largest wireless communications provider (the "Microcell Acquisition"). RWI completed the Microcell Acquisition on November 12, 2004.

On November 11, 2004, RCI launched an exchange offer to purchase all of the outstanding RWCI Class B Restricted Voting shares ("RWCI Class B Shares") not already owned by RCI in exchange for 1.75 RCI Class B Non-Voting shares for each RWCI Class B Share (the "Exchange Offer"). RCI completed the Exchange Offer on December 31, 2004.

In connection with the AWE Acquisition and the Microcell Acquisition, RWI announced on November 19, 2004 that it had priced a private placement of notes in the aggregate principal amount of U.S. $2,356,000,000 (approximately $2,807,000,000) (the "Financing").

On May 11, 2005, RCI and Call-Net Enterprises Inc. ("Call-Net") jointly announced a definitive agreement under which RCI would acquire 100% of Call-Net in a share for share transaction (the "Call-Net Acquisition"). Call-Net, primarily through its wholly owned subsidiary Sprint Canada Inc., is a Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada.

4

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

1.    Description of transactions (continued):

On June 29, 2005, shareholders of Call-Net voted to approve the acquisition by RCI. Court approval was received on June 30, 2005 and the acquisition became effective on July 1, 2005. Under the terms of the arrangement, holders of common shares and Class B non-voting shares of Call-Net received a fixed exchange ratio of one Class B Non-voting share of RCI for each 4.25 common shares and/or Class B non-voting shares held by them. Under the terms of the arrangement, each holder of Call-Net options, outstanding and unexercised prior to the effective date of the acquisition, received RCI options on the basis that such RCI options will be exercisable to acquire a like number of Class B Non-voting shares of RCI that each holder of Call-Net options would have acquired if all such Call-Net options held by such holder were fully vested and if each such holder had exercised such Call-Net options immediately prior to the effective date of the acquisition and had received Call-Net shares. Also under the terms of the arrangement, the only outstanding preferred share of Call-Net was deemed to be redeemed by Call-Net for $1.00, being the redemption price thereof. Subsequently, Call-Net was renamed Rogers Telecom Holdings Inc. and Sprint Canada Inc. was renamed Rogers Telecom Inc.

2.    Basis of presentation:

(a)   Pro forma condensed consolidated financial statements:

The accompanying unaudited pro forma condensed consolidated financial statements (the "Statements") give effect to the AWE Acquisition, the Microcell Acquisition, the Exchange Offer and the Financing as if they had occurred as at January 1, 2004 for the purposes of the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004. For purposes of the unaudited pro forma consolidated balance sheet at June 30, 2005 and the unaudited pro forma condensed consolidated statement of income for the six months ended June 30, 2005, these transactions are already included in the consolidated financial statements of RCI as at and for the six months ended June 30, 2005.

The Statements give effect to the Call-Net Acquisition as if it had occurred as at:

•   June 30, 2005 for the purpose of the unaudited pro forma consolidated balance sheet; and

5

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

2.      Basis of presentation (continued):

  •     January 1, 2004 for the purposes of the unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2004 and the six months ended June 30, 2005.

The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies used in the preparation of the Statements are consistent with those used by RCI in the preparation of the consolidated financial statements for the year ended December 31, 2004 and the six months ended June 30, 2005.

The Statements have been prepared using the following information and should be read in conjunction with the financial statements listed below:

(i)    audited consolidated financial statements of RCI as at and for the year ended December 31, 2004;

(ii)   audited consolidated financial statements of Call-Net as at and for the year ended December 31, 2004;

(iii) unaudited consolidated interim financial statements of RCI as at and for the three and six months ended June 30, 2005;

(iv)  unaudited consolidated interim financial statements of Call-Net as at and for the three and six months ended June 30, 2005;

(v)  unaudited consolidated interim financial statements of Microcell as at and for the nine months ended September 30, 2004; and

(vi)  such other supplementary information as was considered necessary to reflect the AWE Acquisition, the Microcell Acquisition, the Exchange Offer, the Financing and the Call-Net Acquisition in the Statements.

6

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

2.    Basis of presentation (continued):

The Statements do not include the anticipated financial benefits from such items as cost savings arising from the AWE Acquisition, the Microcell Acquisition, the Exchange Offer and the Call-Net Acquisition. The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the AWE Acquisition, Microcell Acquisition, the Exchange Offer, the Financing or the Call-Net Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

Certain elements of RCI's, Microcell's and Call-Net's consolidated financial statements have been reclassified to provide a consistent classification format.

(b)   Microcell special charges:

In connection with events leading up to the Microcell Acquisition, Microcell incurred financial and legal fees and the vesting of options under Microcell's stock option plan was accelerated, which resulted in an acceleration of compensation expense. As a result, Microcell incurred approximately $9.7 million and $26.1 million of special charges in the nine months ended September 30, 2004 and the period from October 1 to November 8, 2004, respectively.

(c)   Call-Net special charges:

In connection with events leading up to the Call-Net Acquisition, Call-Net expensed approximately $2.2 million in direct and incremental costs related to the plan of arrangement for the acquisition of Call-Net for the six months ended June 30, 2005.

3.    Pro forma assumptions and adjustments - AWE Acquisition and Exchange Offer:

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 incorporates the following adjustments:

(a)  Pro forma operating expenses for the year ended December 31, 2004 have been increased by $5,063,000 representing the compensation cost of the RCI stock options issued to holders of RWCI stock options in the Exchange Offer.

7

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

3.    Pro forma assumptions and adjustments - AWE Acquisition and Exchange Offer (continued):

(b)  Pro forma depreciation and amortization has been increased by $203,594,000 for the year ended December 31, 2004 to reflect the amortization of other intangible assets and the depreciation of the fair value increment on property, plant and equipment arising on the AWE Acquisition and the Exchange Offer.

(c)   Pro forma interest expense for the year ended December 31, 2004 has been decreased by $12,240,000 to reflect the amortization of the fair value adjustments to RWCI's long-term debt and derivative instruments arising on the AWE Acquisition and the Exchange Offer.

(d)   Non-controlling interest of $79,581,000 for the year ended December 31, 2004 has been eliminated.

4.    Pro forma assumptions and adjustments - Microcell Acquisition:

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 incorporates the following adjustments:

(a)  RCI recognizes certain revenue and expense items, related primarily to the sale of prepaid airtime and subscriber acquisition and retention costs, on a different basis than Microcell. As a result, the following adjustments to revenue and expenses are required to harmonize Microcell's accounting presentation in the nine months ended September 30, 2004 to that of RCI:

Increase (decrease)	Year ended December 31, 2004

Operating revenue	$ (8,940)
Operating expenses	22,761

In addition, certain items in Microcell's interest on long-term debt and other income (loss) aggregating $2,558,000 have been reclassified to provide a consistent classification format.

8

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

4.         Pro forma assumptions and adjustments - Microcell Acquisition (continued):

(b)   Pro forma depreciation and amortization has been increased by $102,084,000 for the year ended December 31, 2004 to reflect the amortization of intangible assets and the depreciation of fair value increment on property, plant and equipment arising on the Microcell Acquisition.

(c)   Pro forma amortization expense has been reduced by $7,552,000 for the year ended December 31, 2004 to reflect the elimination of historical amortization expense as a result of the fair value adjustments to the existing Microcell intangible assets upon acquisition.

(d)   Pro forma depreciation expense has been reduced by $25,826,000 for the year ended December 31, 2004 to reflect the elimination of historical depreciation expense as a result of the write-down of Microcell's property, plant and equipment to estimated fair value.

5.   Pro forma assumptions and adjustments - financing:

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 incorporates the following adjustments:

(a)   Interest expense and other income have been adjusted to reflect the Financing and to eliminate the historical interest expense of Microcell as a result of the repayment of Microcell's long-term debt, as follows:

Increase (decrease)	Year ended December 31, 2004

Interest expense:
RWI senior and subordinated debt	$ 191,235
Microcell long-term debt	(23,852)

$ 167,383

Other income	$ 9,611

9

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

5.    Pro forma assumptions and adjustments - financing (continued):

Pro forma interest expense for the year ended December 31, 2004 has been determined using actual interest rates for the RWI fixed rate senior and subordinated debt and an average interest rate of 4.66% for the RWI floating rate senior debt. Interest expense denominated in U.S. dollars has been converted to Canadian dollars at the average foreign exchange rate for the period.

A change of 1/8% in the interest rate on the RWI floating rate senior debt would impact the pro forma interest expense and pro forma loss by approximately $900,000 for the year ended December 31, 2004.

  (b)     Pro forma depreciation and amortization has been increased by $3,443,000 for the year ended December 31, 2004 to reflect the amortization of financing costs incurred on the issue of RWI senior and subordinated debt over the average term to maturity.

6.    Accounting for the Call-Net Acquisition:

The Call-Net Acquisition is accounted for using the purchase method of accounting. The total purchase consideration is comprised of the following:

8,464,659 RCI Class B Non-Voting shares	$315,986
Stock options, at fair value	8,495
Estimated transaction costs	4,000

$328,481

For accounting purposes, the value of the RCI Class B Non-Voting shares issued as consideration was calculated as the average price over a period of two days before and after the May 11, 2005 announcement date of the Call-Net Acquisition.

The purchase price will be allocated to the assets acquired (including identifiable intangible assets arising from the purchase) and liabilities assumed based on their estimated fair value at the date of acquisition.

10

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

6.   Accounting for the Call-Net Acquisition (continued):

Details of the estimated fair value of assets acquired and liabilities assumed of Call-Net based on the information available at the date of preparation of the Statements are as follows:

Assets acquired:
Cash and cash equivalents	$ 43,801
Short-term investments	21,666
Accounts receivable	29,040
Other current assets	27,953
Property, plant and equipment	418,757
Goodwill	54,129
Intangible assets - customer relationships	176,660
Other long-term assets	5,187
777,193

Less liabilities assumed:
Accounts payable and accrued liabilities	138,784
Liabilities set up on close (note 7(a)(i))	8,000
Long-term debt	292,532
Other long-term liabilities	9,396
448,712

Fair value of net assets acquired	$328,481

The actual adjustments that will ultimately be made in finalizing the allocation of the purchase price of Call-Net to the fair value of the net assets acquired will depend on a number of factors including additional information available at such time and changes in market values.

In the preparation of the Statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates and taking into account all relevant information available at the time the Statements were prepared. Management expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material.

11

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

7.   Pro forma assumptions and adjustments - Call-Net Acquisition:

  (a)  The unaudited pro forma consolidated balance sheet as at June 30, 2005 incorporates the following adjustments:

(i)     In connection with the Call-Net Acquisition, it is expected that severance and other employee related costs totalling an estimated $8,000,000 will be incurred in accordance with certain employment contracts. These costs are management's preliminary estimates and take into account all relevant information available at the time the Statements were prepared. The actual costs may vary materially from such estimates. These costs have been reflected in the pro forma consolidated balance sheet as a liability as part of the purchase consideration allocation.

(ii)    Upon acquisition, all of the Call-Net deferred charges and intangible assets have been written off. Intangible assets arising on the Call-Net Acquisition have been recorded at their estimated fair values as part of the allocation of the purchase price. Intangible assets acquired include Call-Net's customer relationships. In addition, other current assets, property, plant and equipment, liabilities and long-term debt have been adjusted to estimated fair value. The estimated fair values are based on management's best estimates. The estimated value allocated to goodwill was based on the residual of the preliminary fair values of the identifiable tangible and intangible assets less the fair values of the liabilities assumed. The actual allocation may differ significantly from these estimates.

(iii)  Upon completion of the Call-Net Acquisition, Call-Net is required to commence an offer to purchase all of its outstanding senior secured notes at a purchase price of 101% of their principal amount plus accrued interest. Any amounts purchased are expected to be financed by RCI using existing long-term bank credit facilities and therefore the Call-Net senior secured notes are classified as long-term debt for purposes of the unaudited pro forma consolidated balance sheet at June 30, 2005.

(iv)  A full valuation allowance has been recorded against the income tax loss carryforwards of Call-Net totalling approximately $1.2 billion as it is not "more likely than not" that these losses will be utilized. Any future reduction in the valuation allowance will reduce goodwill and other intangible assets.

(v)  Call-Net's shareholders' equity has been eliminated to reflect the effect of the Call-Net Acquisition.

12

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

7.   Pro forma assumptions and adjustments - Call-Net Acquisition (continued):

  (b)  The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2004 and for the six months ended June 30, 2005 incorporate the following adjustments:

(i)     Intercompany revenue between RCI and Call-Net in the aggregate amounts of $17,697,000 and $5,663,000 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, has been eliminated, with an offsetting adjustment to operating expenses.

(ii)    Pro forma depreciation and amortization has been increased by $35,332,000 and $17,666,000 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, to reflect the amortization of other intangible assets arising on the Call-Net Acquisition, being the Call-Net customer relationships, over an estimated average life of five years on a straight-line basis. The five-year estimated average life was determined based on Call-Net's historical customer relationship period. A change in the fair value of other intangible assets acquired of $10,000,000 would impact the pro forma amortization expense and pro forma net loss by $2,000,000 and $1,000,000 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. An increase in the estimated average useful life of the Call-Net customer relationships by one year would reduce the pro forma depreciation and amortization expense and pro forma net loss by $5,889,000 and $2,944,000 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively.

Pro forma amortization expense has been reduced by $30,000,000 and $16,200,000 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, to reflect the elimination of historical amortization expense as a result of the fair value adjustments to the existing Call-Net intangible assets upon acquisition.

As a result of certain fair value adjustments to existing Call-Net property, plant and equipment and liabilities upon acquisition, pro forma depreciation and interest expense have been decreased by $770,000 and $3,540,000, respectively and rent expense has been increased by $4,836,000 for the year ended December 31, 2004. Similarly, pro forma depreciation and interest expense have been decreased by $495,000 and $1,993,000, respectively and rent expense has been increased by $2,642,000 for the six months ended June 30, 2005.

13

ROGERS COMMUNICATIONS INC.
Notes to Pro Forma Condensed Consolidated Statements (continued)
(Tabular amounts in thousands of dollars, except per share amounts)

Six months ended June 30, 2005 and year ended December 31, 2004
(Unaudited)

7.     Pro forma assumptions and adjustments - Call-Net Acquisition (continued):

(iii)   Pro forma interest expense has been decreased by $3,828,000 and $1,914,000 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, to reflect the amortization of the fair value adjustments to Call-Net's long-term debt.

8.    Pro forma loss per share:

The following table sets forth the calculation of pro forma basic and diluted earnings (loss) per share:

	Year ended December 31, 2004	Six months ended June 30, 2005
Numerator:
Pro forma loss for the period	$ (614,758)	$ (60,792)
Accretion on redemption price of Microcell preferred shares	(5,184)	-

Basic and diluted loss for the period	$ (619,942)	$ (60,792)

Denominator (thousands):
Pro forma weighted average number of shares outstanding - basic and diluted	276,973	284,963
Pro forma loss per share - basic and diluted	$ (2.24)	$ (0.21)

The Microcell preferred shares were redeemed and converted in 2004 prior to the completion of the Microcell Acquisition.

For the year ended December 31, 2004 and the six months ended June 30, 2005, the effect of potentially dilutive securities, including employee stock options and the RCI convertible debentures, was excluded from the computation of diluted earnings per share as their effect is anti-dilutive.

14

Exhibit B

Audited consolidated financial statements of Call-Net Enterprises Inc. - December 31, 2004 and auditors’ consent

CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

DECEMBER 31, 2004

AUDITORS' REPORT

To the Shareholders of
Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of Call-Net Enterprises Inc. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for each of the periods in the two years ended December 31, 2003, prior to adjustment for the changes in the Company’s accounting policies for Stock-based Compensation and Asset Retirement Obligations as described in note 2 to the financial statements, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 13, 2004 (except for note 21 which was dated February 20, 2004). We have audited the adjustments to these financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

[signed] KPMG LLP

Chartered Accountants
Toronto, Canada
February 21, 2005

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
[millions of Canadian dollars]
	2004	2003
		Restated [notes 2, 7]
ASSETS
Cash and cash equivalents	38.9	56.5
Short-term investments	34.8	93.6
Cash, cash equivalents and short-term investments	73.7	150.1
Accounts receivable [note 3]	22.8	42.7
Other current assets [note 4]	30.2	48.9
Total current assets	126.7	241.7
Capital assets [note 5]	458.3	516.7
Intangible assets [note 6a]	52.2	68.1
Other assets [note 6b]	11.7	12.6
Total assets	648.9	839.1
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities [note 7]	149.7	149.4

Long-term debt [note 8a]	268.5	387.1

Other long-term liabilities [note 8b]	53.3	49.1

Commitments, guarantees and contingencies [notes 8, 11 and 12]

Shareholders' equity Capital stock [note 9] Common shares, unlimited authorized	49.7	49.8
Class B non-voting shares, unlimited authorized	298.5	297.6
Preferred shares, unlimited authorized	-	-
Contributed surplus [notes 2 and 9]	4.4	2.9
Deficit	(175.2)	(96.8)
Total shareholders' equity	177.4	253.5
Total liabilities and shareholders' equity	648.9	839.1

See accompanying notes

On behalf of the board of directors:

Lawrence G. Tapp	David A. Rattee
Chair	Director

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
[millions of Canadian dollars, except per share amount or otherwise indicated]
				Pre- recapitalization
	2004	2003	Nine Months Ended Dec 31, 2002	Three Months Ended Mar 31, 2002
		Restated [note 2]	Restated [note 2]

Revenue	818.6	805.3	598.9	201.8
Carrier charges	400.6	409.9	335.7	116.8
Gross profit	418.0	395.4	263.2	85.0

Operating costs	313.1	299.3	228.5	73.1
Realignment, restructuring and other charges [note 15]	1.2	7.0	30.5	-
Depreciation and amortization [notes 5 and 6]	146.6	157.3	120.7	41.8
Operating loss	(42.9)	(68.2)	(116.5)	(29.9)

Net gain (loss) on sale of capital assets and rights [note 5]	(0.9)	-	9.4	-
Gain (loss) on repurchase of long-term debt [note 8(a)]	(4.0)	-	93.1	-
Reversal of change in control provision [note 12]	4.7	-	-	-
Interest on long-term debt	(32.7)	(43.2)	(43.9)	(60.3)
Interest and other expense	(13.4)	(5.7)	(2.9)	(0.8)
Foreign exchange gain (loss)	17.1	85.9	4.1	(1.8)
Loss before taxes	(72.1)	(31.2)	(56.7)	(92.8)
Income tax benefit (expense) [note 10]	(6.3)	(6.3)	(2.6)	1.0
Net loss for the period	(78.4)	(37.5)	(59.3)	(91.8)

Deficit, beginning of period, as previously reported	(93.0)	(57.7)	-	(2,759.4)
Adjustment for stock-based compensation [note 2]	(2.9)	(1.2)	-	-
Adjustment for asset retirement obligations [note 2]	(0.9)	(0.4)	-	-
Deficit, beginning of period, as restated	(96.8)	(59.3)	-	(2,759.4)
Deficit, end of period	(175.2)	(96.8)	(59.3)	(2,851.2)

Basic and diluted loss per share [note 16]	(2.20)	(1.36)	(2.49)	(20.26)

See accompanying notes

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
[millions of Canadian dollars]

				Pre-recapitalization
	2004	2003	Nine Months Ended Dec 31, 2002	Three Months Ended Mar 31, 2002
		Restated [notes 2 and 17]	Restated [note 2]
OPERATING ACTIVITIES Net loss for the period	(78.4)	(37.5)	(59.3)	(91.8)
Add (deduct) operating items not requiring cash: Depreciation and amortization	146.6	157.3	120.7	41.8
Unrealized foreign exchange (gain) loss on long-term debt	(17.8)	(85.9)	(4.8)	1.8
Reversal of change in control provision [note 12]	(4.7)	-	-	-
Loss (gain) on repurchase of long-term debt [note 8(a)]	4.0	-	(93.1)	-
Income taxes [note 10]	3.9	4.3	-	(2.4)
Other non-cash operating expenses	2.7	3.0	4.4	(0.2)
Net losses on disposals and writedowns of capital assets [note 5]	0.9	-	1.3	-
Realignment, restructuring and other charges [note 15]	1.2	-	-	-
Interest accretion on long-term debt	-	-	-	35.7
Cash provided by (used in) operations before changes in non-cash working capital	58.4	41.2	(30.8)	(15.1)
Net change in non-cash working capital balances related to operations [note 17]	28.4	2.5	60.3	(8.3)
Cash provided by (used in) operating activities	86.8	43.7	29.5	(23.4)

INVESTING ACTIVITIES (Increase) decrease in short-term investments	58.8	(2.7)	12.3	217.2
Acquisition of capital assets [note 17]	(55.4)	(44.1)	(62.4)	(16.0)
Increase in long-term investment [note 6]	(0.2)	-	-	-
Net proceeds on disposal of capital assets and rights [note 5]	0.4	7.8	6.7	-
Acquisitions [note 13]	(0.5)	(19.7)	(1.0)	-
Increase in deferred costs	(0.3)	(1.0)	-	(2.6)
Cash provided by (used in) investing activities	2.8	(59.7)	(44.4)	198.6
FINANCING ACTIVITIES
Decrease in right-of-way liability	(2.4)	(2.2)	(0.1)	(0.1)
Issuance of common shares	-	40.6	-	-
Repurchase of long-term debt [note 8(a)]	(104.8)	-	(29.7)	-
Cash provided by (used in) financing activities	(107.2)	38.4	(29.8)	(0.1)
Net increase (decrease) in cash and cash equivalents during the period Cash and cash equivalents, beginning of period [note 1]	(17.6) 56.5	22.4 34.1	(44.7) 78.8	175.1 15.5
Cash and cash equivalents, end of period	38.9	56.5	34.1	190.6

See accompanying notes

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

1.  BASIS OF PRESENTATION

Call-Net Enterprises Inc. [the ‘Company’], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc., Call-Net Communications Inc., Call-Net Carrier Services Inc. and AlternaCall Inc., is an alternative provider of long distance, data, local and wireless telecommunications services to business and residential customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles [‘Canadian GAAP’]. These principles are also in conformity in all material respects with United States generally accepted accounting principles [‘U.S. GAAP’] except as described in note 20.

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of its $2.6 billion in principal amount of senior notes and senior discount notes in exchange for U.S.$377.0 of new 10.625 per cent senior secured notes due 2008, U.S.$81.9 in cash, and 80 per cent of the equity in the recapitalized company.

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)
the amendment of the Company’s authorized share capital to create three new classes of shares: common shares, class B non-voting shares and preferred shares, and the issuance of these common shares and class B non-voting shares in exchange for the pre-recapitalization shares;

(b)	the creation and issuance of the senior secured notes and the issuance of the common shares and the class B non-voting shares in exchange for the pre-recapitalization notes;

(c)	the cancellation of all pre-recapitalization notes, shares, options, entitlements and the termination of the pre-recapitalization stock option plan;

(d)	the consolidation of the common shares on a one for 20 basis and the consolidation of the class B non-voting shares on a one for 20 basis;

(e)	the adoption of the new Incentive Stock Option Plan [‘Option Plan’], Shareholders’ Rights Plan [‘Rights Plan’] and Restricted Stock Unit Plan [‘RSUP’]; and

(f)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with the Canadian Institute of Chartered Accountants [‘CICA’] Section 1625, ‘Comprehensive Revaluation of Assets and Liabilities’. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair values and the deficit was eliminated by a reduction of capital stock. The book values

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that were available to the Company.

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	Apr 1, 2002 Balance prior to re-capitalization	Re-capitalization adjustments		Writedowns and fresh start adjustments		Apr 1, 2002 Balance after adjustments

ASSETS
Cash and cash equivalents	190.6	(111.8)	(1)(2)(3)	-		78.8
Short-term investments	103.2	-		-		103.2
Accounts receivable	110.6	-		-		110.6
Other current assets	58.4	(2.0)	(3)	-		56.4
Capital assets	736.2	-		(89.7)	(4)	646.5
Other assets	166.1	(45.9)	(5)	(0.1)		120.1
Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1)	(6)	-		169.8
Future income tax liability	34.4	-		(34.4)		-
Long-term liabilities	2,662.9	(2,023.4)	(1)	-		639.5

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	-	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1)	(1)	-		-
Deficit	(2,851.2)	1,870.3	(7)	980.9		-
Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

(1)    Under the Plan of Arrangement, the noteholders received a combination of:
a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002.
b.	shares equal to approximately 80 per cent of the equity of the recapitalized Company, and
c.	U.S.$377.0 senior secured notes due 2008.
Determined in each case on a pro rata basis, with respect to each noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the pre-recapitalization notes owned by such noteholder divided by the total pre-recapitalization note value.

(2)    Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [‘Sprint’] invested $25.0 in exchange for five per cent of the post-recapitalization equity of the Company. Sprint also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year-ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

(3)     Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)    Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment,  assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)    The write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint.

(6)    Under the Plan of Arrangement, the accrued interest on all pre-recapitalization notes was eliminated and interest on the senior secured notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)    The Company used unrecorded tax loss carryforward balances of approximately $1,533 against the gain on retirement of the long-term debt.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Changes

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2004, the Company adopted the changes made to CICA Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’ requiring that all stock-based compensation awarded to both employees and non-employees be measured and recognized using the fair value method. Previously, the Company had elected to use the settlement method to account for stock option grants to employees. The main impact for the Company was to measure and recognize compensation expense using the fair value method relating to the award of stock options to employees that the Company had previously chosen to disclose on a pro forma basis within the notes to the financial statements. The Company adopted this change on a retroactive basis with restatement of prior periods to reflect the expensing of the fair value of stock options granted subsequent to January 1, 2002. The result of this change is reflected in operating expenses in the consolidated statements of operations and deficit and contributed surplus and capital stock on the consolidated balance sheets. The effect of the prior-period restatements was an increase to net loss for the year ended December 31, 2003 and nine months ended December 31, 2002 of $1.7 and $1.2 respectively, with corresponding increases to deficit of $2.9 as at December 31, 2003. The impact of the restatement increased both basic and diluted loss per share by $0.06 and $0.05, respectively, for the same periods.

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement of prior periods, the new CICA Handbook Section 3110, ‘Asset Retirement Obligations’ [‘ARO’], which establishes standards for the

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. The offset to the initial ARO is an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the asset is depreciated over the useful life of the related asset. The accretion expense related to the ARO is recorded in depreciation and amortization expense within the consolidated statements of operations and deficit. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard was effective on a retroactive basis with restatement of prior periods.

The Company has reviewed its obligations and determined that it has AROs associated with retiring fibre optic cable and leasehold improvement assets at the maturity of the facility leases. As at January 1, 2004, the cumulative effect of the retroactive adjustment was an increase to fibre optic cable assets and leasehold improvements of $1.5, an increase to other long-term liabilities of $2.4, and an increase to opening deficit of $0.9. The prior period restatement increased depreciation expense and net loss for the year ended December 31, 2003 and nine months ended December 31, 2002 by $0.5 and $0.4 respectively. The impact of the restatement also increased both basic and diluted loss per share by $0.02 and $0.02, respectively, for the same periods.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted, on a prospective basis, the guidance in CICA Section 3063, ‘Impairment of Long-Lived Assets’. Under Section 3063, an impairment loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and eventual disposition. The amount of the loss is measured by deducting the asset’s fair value (based on discounted cash flows when quoted market prices are not available) from its carrying value. Prior to the adoption of Section 3063, an impairment loss was measured by deducting the asset’s net recoverable value (based on undiscounted cash flows) from its carrying value. Adoption of Section 3063 did not have an impact on results of operations during the current year, however, it could impact the measurement of an impairment loss in the future.

Revenue Recognition

Effective January 1, 2004, the Company adopted the CICA’s Emerging Issues Committee Abstract 141, ‘Revenue Recognition’ [‘EIC 141’]. EIC 141 incorporates the principles in the Securities and Exchange Commission’s [‘SEC’] Staff Accounting Bulletin [‘SAB’] 101, ‘Revenue Recognition in Financial Statements’ which has been since superceded by SAB 104 ‘Revenue Recognition’. The Company has reviewed its policies and determined there was no impact as a result of the Company adopting this guidance.

Also effective January 1, 2004, the Company adopted, on a prospective basis, EIC 142, ‘Revenue Arrangements with Multiple Deliverables’ [‘EIC 142’]. EIC 142 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC 142 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The Company has reviewed its policies and determined there was no impact as a result of the Company adopting this guidance.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Recently Issued Accounting Pronouncements

Vendor Rebates

In January 2005, the CICA amended EIC-144, ‘Accounting by a customer (including a reseller) for certain consideration received from a vendor.’ The standard is effective retroactively for periods commencing on or after February 15, 2005. The standard requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels, as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimatable. Otherwise, the rebates would be recognized as purchasing milestones are achieved. The Company is assessing the impact of the new standard but does not expect it to have a material impact on the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Allowance for Doubtful Accounts

The Company uses a predictive model as well as specific assessment to determine the allowance required for doubtful accounts and to estimate the fair value of the retained interest in securitized receivables. An industry accepted predictive model that is representative of the Company’s own experience is applied to the accounts receivable for the consumer portion of the business. In other areas, a more detailed review of the accounts receivable balances and specific customer circumstances is performed at each month-end. Management experience and knowledge is used to determine overall reserve amounts in this area.

Sale of Receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration other than for its retained interest in the transferred receivables has been received. When the Company sells its receivables, it de-recognizes all receivables sold, recognizes at fair value the assets received and liabilities incurred, and records the gain or loss on sale in ‘Interest and other income (expense)’. Such gain or loss depends in part on the allocation of the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the Company’s retained interest in the receivables transferred based on their relative fair value at the date of transfer. The Company estimates the fair value of its retained interest based on the expected cash flows to be realized from the retained interest using management’s best estimates of the credit losses. Retained interests are initially recorded

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

at their allocated carrying amount. Any subsequent impairment in the value of the retained interest, other than a temporary decline, is recorded as a reduction to income.

Capital Assets

Capital assets are recorded at cost. Direct labour and overhead costs incurred to develop or construct new assets or upgrade existing assets are capitalized. Indirect overhead costs, general and administrative costs and interest costs are not capitalized. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight-line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years
Leasehold improvements	term of the lease
Furniture and fixtures	5 years

Capital assets associated with the Company’s network assets are subject to technological risks and market changes due to new products and changing customer needs. These changes may result in changes to the estimated useful lives of the related assets.

Fibre optic cable acquired under an indefeasible right of use [‘IRU‘] agreement is included in capital assets provided the criteria for capital treatment has been met.

Long-term Investments

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be other than a temporary impairment in value is charged against income in the period that such determination is made.

Intangible and Other Assets

Customer relationships and other assets are recorded at cost. Amortization of intangible and other assets is provided on a straight-line basis as follows:

Customer relationships	30 months to 8 years
Deferred costs	as related revenue is earned

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Impairment of long-lived assets

The carrying values of long-lived assets to be held and used, including capital assets and intangible assets with definite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Intangible assets with a definite useful life are also assessed for impairment at least annually. An impairment loss is recognized when the carrying value exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying value of the asset exceeds its fair value.

Revenue Recognition

Substantially all of the Company's revenues are derived from long distance, data, local, enhanced voice and wireless telecommunications services. Products and services are sold either stand-alone or together as a multiple service arrangement or a bundled solution. Components of multiple service arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined.

The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed or determinable and collectability is reasonably assured. The Company records provisions against related revenue for service discounts, promotions, achievement credits and incentives related to telecommunication services. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period.

Revenues from telecommunication services are recognized based on either customer usage as measured by the Company's switches or by contractual agreement when provided. Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

Where services to certain customers are provisioned through the use of subcontractor agents, revenue is recognized based on the fees charged to the customer provided that the Company is acting as the principal in the arrangement.

Expense Recognition

Carrier charges are incurred for the transmission of voice and data over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. The Company records carrier charges as incurred. Accordingly, at each balance sheet date, the Company records its best estimate of the carrier charges incurred but not billed based on internal usage reports and, for disputed amounts, a reserve based on an analysis of the probability of paying the disputed amount.

Sales, marketing and other operating expenses are recognized as incurred. The Company expenses equipment subsidies related to the acquisition of new wireless service customers upon activation.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Stock-based Compensation

The Company has three stock-based compensation plans [note 9]. The Company accounts for stock-based compensation using the fair value method. The fair value of stock options is estimated at the grant date using the Black-Scholes options pricing model. This model requires the input of a number of assumptions including dividend yields, expected stock price volatility, expected life of the option and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve uncertainties based on market conditions generally outside of the control of the Company. The estimated fair value of the options is amortized to expense on a straight-line basis over the vesting period of the option. Stock-based compensation expense is recorded in operating costs in the Company’s statement of operations and deficit, and credited to contributed surplus on the balance sheet, until the award is exercised, at which time it is transferred to capital stock.

Stock-based awards that are settled or may be settled in cash or shares purchased on the open market at the option of employees or directors, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, determined based on the market price of the underlying shares as applicable at each balance sheet date. Compensation cost determined is recognized over the vesting period of the award. Under the Restricted Stock Unit Plan [‘RSUP’], the Company recognizes compensation expense based on the current market value of the underlying shares. Under the Deferred Share Unit Plan [‘DSUP’], compensation expense is recognized in the amount of the participants’ remuneration as their services are provided. Changes in the payment obligation subsequent to vesting of the award and prior to the settlement date are recorded into operating costs in the consolidated statements of operations and deficit each period.

Translation of Foreign Currencies

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other non-monetary assets are translated at rates prevailing at the time of the transaction. Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are reflected in income.

Income Taxes

Income taxes are accounted for using the asset and liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized as income in the period that the change occurs. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount that is, in the opinion of management, more likely than not to be realized.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing the net income (loss) by the weighted-average number of common shares and class B non-voting shares outstanding during the period after recapitalization. Diluted earnings (loss) per common share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares and class B non-voting shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options and similar instruments.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates include allowances for doubtful accounts, provisions for accrued liabilities, and carrier cost accrual and dispute provisions.

Comparative Figures

Comparative consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described in note 1.

Certain prior years figures have been reclassified to conform to the current year presentation.

3.  ACCOUNTS RECEIVABLE

	2004	2003
Trade receivables	27.5	46.5
Other	0.6	2.4
Allowance for doubtful accounts	(5.3)	(6.2)
	22.8	42.7

Accounts Receivable Securitization Program

In 2003, the Company entered into a five-year accounts receivable securitization program permitting it to sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the ‘Trust’) to a maximum of $55.0, which was fully utilized as at December 31, 2004 (2003 - $10.0). The total amount transferred to the Trust as at December 31, 2004 was $82.3 (2003 - $56.0). The Company remains exposed to certain risks of default on the amount of the receivables under securitization. The Company retains ongoing servicing responsibilities, and has a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales are on a fully-serviced basis and the Company does not receive any fees for its on-going servicing responsibilities. The servicing liability as at December 31, 2004 was $0.3 (2003 - $0.3). The Trust and its investors have

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the year ended December, 2004, the Company recognized a loss of $9.8 (2003 - $3.6) on the securitization of receivables, and a loss on servicing of $nil (2003 - $0.3). The Company measures the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately one per cent. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the year are as follows:
	2004	2003
Proceeds from new securitizations during the year	45.0	10.0
Proceeds from collections reinvested during the year	478.8	85.8
Proceeds from collections pertaining to the retained interest during the year	215.9	162.2

4.  OTHER CURRENT ASSETS

	2004	2003
Retained interest in securitized receivables	24.8	41.2
Other	5.4	7.7
	30.2	48.9

5.  CAPITAL ASSETS

	2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Multiplex and telephone switch equipment	491.4	197.6	293.8	467.4	128.8	338.6
Fibre optic cable	109.8	19.9	89.9	107.2	12.9	94.3
Computer equipment and software	175.1	121.7	53.4	144.8	87.1	57.7
Buildings	14.1	1.1	13.0	14.1	0.7	13.4
Leasehold improvements	12.2	9.5	2.7	12.0	6.3	5.7
Furniture and fixtures	10.4	5.4	5.0	10.4	3.9	6.5
Land	0.5	-	0.5	0.5	-	0.5
	813.5	355.2	458.3	756.4	239.7	516.7

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Details of depreciation expense are as follows:

				Pre-recapitalization
			Nine Months Ended	Three Months Ended

	2004	2003	Dec 31, 2002	Mar 31, 2002
Depreciation on capital assets	116.4	129.7	102.2	33.2
Accretion expense on ARO liability	0.2	0.2	0.2	-
	116.6	129.9	102.4	33.2

Included in capital assets are assets under construction and not yet being depreciated of $19.6 (2003 - $18.0).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totalling $3.2 (2003 - $3.3).

In 2004, the Company disposed of network access servers having a net book value of $1.3 for proceeds of $0.4, for a loss on sale of $0.9.

In 2003, the Company entered into an agreement to provide an indefeasible right of use for fibre optic cable having a net book value of $0.5 for proceeds of $0.8, and to provide certain maintenance services. The Company also entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gains on disposal of $0.3 and $1.2, respectively, will be recognized ratably over the 20-year term of the service agreements.

In 2003, the Company also disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9, and equipment having a net book value of $0.3 for proceeds of $0.3, resulting in no net gain or loss.

In 2002, the Company reached an agreement to settle several contingencies relating to asset transfers made in previous years. As a result of this settlement, the Company received cash proceeds of $4.4 and has recorded a gain of $4.9. The Company also disposed of certain intangible rights under a licensing agreement for cash proceeds of $2.3, and a receivable of $2.2, resulting in a gain of $4.5.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

6.  INTANGIBLE AND OTHER ASSETS

(a) Intangible Assets

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Customer relationships	126.7	74.5	52.2	113.8	45.7	68.1

Details of amortization expense are as follows:
				Pre-recapitalization
	2004	2003	Nine Months Ended Dec 31, 2002	Three Months Ended Mar 31, 2002

Amortization of customer relationships	30.0	27.4	18.3	8.6
Amortization expense for the next five years is expected to be as follows:

2005	32.3
2006	17.2
2007	2.7
2008	-
2009	-
52.2

In 2004, the Company acquired significant portions of 360networks Corporation’s customer base from Bell Canada [note 13] for $17.6 which was recorded as customer relationships intangible assets.

Also in 2004, the Company recorded a reduction of its customer relationships amounting to $3.9 relating to the utilization of previously unrecognized tax benefits that arose prior to the application of fresh start accounting [note 10].

In 2004, the Company recorded an impairment loss on its customer relationships amounting to $0.5 (cost of $1.2 and accumulated depreciation of $0.7) due to the loss of a customer group related to the Mosaic Performance Solutions Canada [‘MPS Canada’] Acquisition [note 13]. This impairment loss was recorded in amortization expense.

Also in 2004, the Company recorded other adjustments increasing the cost base of its customer relationships by $0.4.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

During 2003, the Company acquired customer relationships valued at $13.7. In addition, the Company recorded a reduction of $4.3 to the customer relationships amount recorded at the time of fresh start accounting relating to the utilization of previously unrecognized tax benefits that arose prior to that date.

(b) Other Assets

	2004	2003
Prepaid right-of-way	5.9	6.9
Deferred costs and other assets	5.2	5.3
Investment, at cost	0.6	0.4
	11.7	12.6

Details of amortization expense are as follows:
				Pre- recapitalization
			Nine Months Ended	Three Months Ended
	2004	2003	Dec 31, 2002	Mar 31, 2002

Amortization of deferred costs recorded as carrier charges	1.3	2.3	3.3	-

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003

Accrued liabilities and trade payables	74.1	62.6
Carrier payables	37.7	49.5
Commodity, capital and income tax liabilities	18.8	19.6
Payroll related liabilities	13.4	14.8
Other	5.7	2.9
	149.7	149.4

Effective January 1, 2004, the Company reclassified the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 8b]. The comparative figures have been restated to conform to this presentation.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

8.    LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

(a)	Senior Secured Notes due 2008

	Interest Rate	2004	2003

Senior secured notes due 2008	10.625%	268.5	387.1

During the three months ended March 31, 2004, the Company purchased for cancellation a total of U.S.$76.4 (CDN$100.8) of the outstanding senior secured notes due 2008 at market prices. The total cost of this purchase to the Company was $104.8 resulting in a loss of $4.0.

During 2002, the Company purchased for cancellation a total of U.S.$77.5 of the outstanding U.S.$377.0 Senior Secured Notes due 2008 at market prices. The total cost of these purchases to the Company was $29.7 resulting in a gain of $93.1.

The Company’s remaining outstanding U.S.$223.1 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The senior secured notes bear interest at 10.625 per cent per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time-to-time at the following redemption prices, plus accrued and unpaid interest to the redemption date: if redeemed during the 12-month period commencing on January 1, 2006 at 105.313 per cent, January 1, 2007 at 102.657 per cent and January 1, 2008 and thereafter at 100 per cent of the principal amount.

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101 per cent of their principal amount plus accrued and unpaid interest to the date of purchase.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

(b)	Other Long-Term Liabilities

	Interest Rate	2004	2003

Right-of-way liability (i)	10.0%	38.3	37.0
Customer list liability [note 13]	N/A	10.0	-
Lease exit costs [note 15]	N/A	2.8	3.7
Asset retirement obligations (ii)	10.0%	2.2	2.4
Deferred fibre maintenance charge [note 15]	N/A	-	6.0
		53.3	49.1

Effective January 1, 2004, the Company reclassified the long-term portion of its deferred fibre maintenance charge and lease exit costs to long-term liabilities from accounts payable and accrued liabilities [note 7]. The comparative figures have been restated to conform to this presentation.

(i) Right-of-way Liability

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from one to 20 years. The associated assets for the right-of-ways are recorded in capital assets.

The future payments for the next five years and thereafter are as follows:

2005	5.3
2006	5.2
2007	5.1
2008	5.1
2009	5.7
Thereafter	51.2
Total future minimum payments	77.6
Less imputed interest at 10%	(38.0)
39.6
Less current portion included in accounts payable	(1.3)
38.3

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

(ii) Asset Retirement Obligations

The undiscounted amount of the estimated cash flows required to settle the ARO is $10.3. The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 10 per cent over a weighted-average period of 50 years.

The following table details the changes in the asset retirement liability:

April 1, 2002	2.0
Accretion charges recorded in depreciation expense	0.2
December 31, 2002	2.2
Accretion charges recorded in depreciation expense	0.2
December 21, 2003	2.4
Accretion charges recorded in depreciation expense	0.2
Revisions made to the original estimated cash flows	(0.4)
December 31, 2004	2.2

9.  CAPITAL STOCK

Common Shares

The Company is authorized to issue an unlimited number of the common shares. The holders of the common shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The common shares are convertible, at the option of the common shareholders at any time into class B non-voting shares on a share-for-share basis. The common shares may be subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada). The common shares rank pari passu with the class B non-voting shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares

The Company is authorized to issue an unlimited number of the class B non-voting shares. The holders of the class B non-voting shares are not entitled to vote at any meeting of shareholders of the Company except for votes affecting class B non-voting shares. The class B non-voting shares are convertible, at the option of the class B shareholders, at any time into common shares on a share-for-share basis, in certain circumstances. The class B non-voting shares rank pari passu with the common shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Preferred Shares

The Company is authorized to issue an unlimited number of the preferred shares, although no preferred shares were issued in connection with the Plan of Arrangement. However, as part of the consideration for entering into a commercial agreement with the Company [note 11], Sprint was issued one preferred share

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

(for a value of one dollar) and is the only holder of preferred shares. There were no other preferred shares outstanding at December 31, 2004. The preferred shares are generally non-voting and have no right to dividends. Preferred shares entitle the holder to nominate and elect two directors of the Company. The preferred shares also have a priority right over all other classes of shares to receive a return of capital equal to one dollar per preferred share upon the liquidation, dissolution or winding up of the Company.

The following tables detail the changes in capital stock for the years ended December 31, 2004 and 2003, and the nine months ended December 31, 2002:

Number of Shares	Common	Class B	Preferred
Balance, April 1, 2002	3,686,833	20,152,805	1
Converted during the nine months ended December 31, 2002	364,394	(364,394)	-
Balance, December 31, 2002	4,051,227	19,788,411	1
Issued during the year	-	11,500,000	-
Issued pursuant to restricted stock units	239,499	-	-
Issued pursuant to stock options	883	-	-
Converted during the year, net	(80,751)	80,751	-
Fractional shares eliminated due to conversions during the year	(19)	(10)	-
Balance, December 31, 2003	4,210,839	31,369,152	1
Issued pursuant to restricted stock units Issued pursuant to stock options Converted during the year, net	173,000 11,015 (92,873)	- - 92,873	- - -
Fractional shares eliminated due to conversions during the year	30	-	-
Balance, December 31, 2004	4,302,011	31,462,025	1

Dollars	Common	Class B	Preferred
Balance, April 1, 2002	45.8	260.5	-
Converted during the nine months ended December 31, 2002	4.5	(4.5)	-
Balance, December 31, 2002	50.3	256.0	-
Issued during the year	-	40.6	-
Issued pursuant to restricted stock units	0.5	-	-
Converted during the year, net	(1.0)	1.0	-
Balance, December 31, 2003	49.8	297.6	-
Issued pursuant to restricted stock units	0.7	-	-
Stock options exercised	0.1	-	-
Converted during the year, net	(0.9)	0.9	-
Balance, December 31, 2004	49.7	298.5	-

During 2003, the Company issued 11,500,000 class B non-voting shares at a price of $3.75 per share. Net proceeds to the Company after deducting fees and expenses were $40.6.

Contributed Surplus

The following table details the changes in contributed surplus for the years ended December 31, 2004 and 2003, and the nine months ended December 31, 2002:

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Contributed Surplus	Dollars
Balance, April 1, 2002	-
Stock-based compensation expense for the nine months ended December 31, 2002	1.2
Balance, December 31, 2002	1.2
Stock-based compensation expense for the year	1.7
Balance, December 31, 2003	2.9
Stock-based compensation expense for the year	1.5
Balance, December 31, 2004	4.4

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed five per cent of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3 per cent each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

The following is a continuity of stock options outstanding for which common shares have been reserved:

Common Shares
	Number Outstanding	Weighted-Average Exercise Price Per Share
Balance, April 1, 2002	-	-
Granted during the nine months ended December 31, 2002	1,016,150	8.27
Cancelled during the nine months ended December 31, 2002	(89,900)	8.50
Balance, December 31, 2002	926,250	8.25
Granted during the year	517,500	2.42
Exercised during the year	(883)	0.65
Cancelled during the year	(86,800)	6.99
Balance, December 31, 2003	1,356,067	6.11
Granted during the year	488,800	4.50
Exercised during the year	(11,015)	1.71
Cancelled during the year	(173,868)	6.16
Balance, December 31, 2004	1,659,984	5.66
Exercisable, December 31, 2004	161,347	2.21

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

The following table summarizes information about the common shares stock options outstanding at December 31, 2004:

Common Shares
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Dec 31, 2004	Weighted - Average Remaining Contractual Life in Years	Weighted - Average Exercise Price Per Share	Number Exercisable at Dec 31, 2004	Weighted - Average Exercise Price Per Share	Expiry Dates
$0.65 to $0.80	28,184	4.6	$0.66	18,195	$0.66	2009
$1.80	331,100	5.2	$1.80	109,554	$1.80	2010
$2.34	12,000	6.8	$2.34	-	-	2011
$2.64	5,600	6.8	$2.64	-	-	2011
$3.90	11,200	6.6	$3.90	-	-	2011
$4.02	5,000	6.3	$4.02	-	-	2011
$4.35	94,000	5.6	$4.35	31,332	$4.35	2010
$4.60	432,000	6.2	$4.60	-	-	2011
$5.15	6,800	5.8	$5.15	2,266	$5.15	2010
$8.50	734,100	4.3	$8.50	-	-	2009

During the year ended December 31, 2004, there were no stock options granted for which class B non-voting shares have been reserved. As at December 31, 2004, there were no class B non-voting shares stock options outstanding.

The weighted-average fair value for options granted during the year ended December 31, 2004 is $2.87 [2003 - $1.61, nine month period ended December 31, 2002 - $5.60]. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Risk free interest rate	2.23%	3.35%	5.41%
Expected dividend yield	0%	0%	0%
Expected volatility, common shares	102.9%	107.9%	65.6%
Expected time until exercise, in years	3.0	3.0	6.9

The total compensation cost recognized for the year related to stock options is $1.5 [2003 - $1.7, 2002 - $1.2]. The amounts transferred from contributed surplus to share capital are negligible in 2004 and 2003.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 20 per cent or more of the common shares, or 20 per cent of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2007 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted Stock Units [RSUs] are subject to vesting provisions, which may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange [‘TSX’]. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the TSX by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3 per cent each. The resulting compensation expense recorded for the year ended December 31, 2004 is insignificant [2003 - $1.6, nine months ended December 31, 2002 - $0.2, three months ended March 31, 2002 - nil].

The following is a continuity of RSUs outstanding for which common shares have been reserved:

Restricted Stock Units
Number Outstanding
Balance, April 1, 2002	-
Granted during the nine months ended December 31, 2002	652,000
Cancelled during the nine months ended December 31, 2002	(66,500)
Balance, December 31, 2002	585,500
Settled during the year	(239,499)
Balance, December 31, 2003	346,001
Settled during the year	(173,000)
Cancelled during the year	(8,000)
Balance, December 31, 2004	165,001

Deferred Share Unit Plan

Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [‘DSUs’]. The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the TSX. DSUs are redeemable upon the departure of the participant from the Company by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the five day trading average of the closing price of the applicable shares on the TSX on the date of termination. If shares are to be delivered, the shares will be purchased on the TSX by an independent administrator. The resulting additional compensation expense recorded during the year ended December 31, 2004 is $0.2 [2003, nine months ended December 31, 2002 and three months ended March 31, 2002 - nil].

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

The following is a continuity of the DSUs outstanding for which common shares have been reserved:

Deferred Share Units
Number Outstanding
Balance, April 1 and December 31, 2002	-
Granted during the year	8,892
Settled during the year	(1,694)
Balance, December 31, 2003	7,198
Granted during the year	53,970
Balance, December 31, 2004	61,168

Pre-recapitalization Common Shares

The Company was authorized to issue an unlimited number of common shares. The holders of common shares were entitled to one vote for each share held at any meeting of shareholders of the Company. The common shares were subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

Pre-recapitalization Preferred Shares

The Company was authorized to issue in series an unlimited number of preferred shares of which none were outstanding at December 31, 2002 and 2001. The board of directors determined the rights and attributes when each series was issued.

Pre-recapitalization Class B Non-Voting Shares

The class B non-voting shares were created in October 1993 when each common share then outstanding was converted into one common share and one class B non-voting share.

The class B non-voting shares ranked pari passu with the common shares and class C non-voting shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of class B non-voting shares were not entitled to vote at any meeting of shareholders of the Company.

Pre-recapitalization Class C Non-Voting Shares

The class C non-voting shares could not be held by parties other than Sprint, its affiliates and permitted associates. The class C non-voting shares ranked pari passu with common shares and class B non-voting shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of class C non-voting shares were not entitled to vote at any meeting of shareholders of the Company. However, the holders of the class C non-voting shares were entitled to elect up to three directors of the Company as long as they maintained a significant equity interest in the Company.

The class C non-voting shares could be converted into class B non-voting shares (on a share-for-share basis) at any time or common shares and class B non-voting shares (on the basis of one-half common share and one-half class B non-voting share for each class C non-voting share) in certain circumstances.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Number of Pre-recapitalization Shares	Common	Class B	Class C
Balance, December 31, 2000 and 2001	17,580,396	51,093,362	21,775,017
Issued pursuant to options	-	142,218	-
Cancelled pursuant to Plan of Arrangement [note 1]	(17,580,396)	(51,235,580)	(21,775,017)
Balance, December 31, 2002	-	-	-

Dollars, pre-recapitalization	Common	Class B	Class C
Balance, December 31, 2000 and 2001	124.8	863.5	347.8
Issued pursuant to options	-	-	-
Cancelled pursuant to Plan of Arrangement [note 1]	(124.8)	(863.5)	(347.8)
Balance, December 31, 2002	-	-	-

2002 Transactions

All pre-recapitalization common shares, pre-recapitalization class B non-voting shares and pre-recapitalization class C non-voting shares were cancelled pursuant to the Plan of Arrangement [note 1].

10.  INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

				Pre-recapitalization
	2004	2003	Nine Months Ended Dec 31, 2002	Three Months Ended Mar 31, 2002

Income tax recovery based on the combined statutory rate of 36% [2003 - 37%; 2002 - 39%]	26.0	11.5	22.1	36.2
Tax effect of items not taxable (deductible) for tax	(6.8)	8.8	34.6	(3.7)
Unrecognized tax benefits of losses and temporary differences	(19.2)	(20.3)	(56.7)	(35.8)
Realization of income tax assets not recognized on implementation of fresh start accounting	(3.9)	(4.3)	-	-
Large corporations tax	(2.4)	(2.0)	(2.6)	1.0
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	-	-	-	3.3
Income taxes benefit (expense)	(6.3)	(6.3)	(2.6)	1.0

Upon the implementation of the Plan of Arrangement and the application of fresh start accounting, a full valuation was recorded against the pre-recapitalization future income tax assets of the Company. If any tax benefits from this future income tax asset are subsequently realized, the benefit is recorded first as a

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

reduction of the intangible assets recorded upon the application of fresh start accounting and, if these assets are fully drawn down, as a capital transaction within contributed surplus. During the year ended December 31, 2004 and 2003, the Company utilized tax benefits that arose prior to fresh start accounting totaling $3.9 and $4.3, respectively, which has been recorded as a reduction to unamortized customer relationships [note 6].

Future income tax benefit consists of tax (benefits) liabilities arising from:

	2004	2003

Benefits:
Taxable loss carryforwards	(408.1)	(383.8)
Tax values of capital assets in excess of accounting values	(27.5)	(41.7)
Tax values of other assets in excess of accounting values	(8.9)	(11.5)
Accounting values of liabilities in excess of tax values	(4.2)	(3.7)
Total future tax benefit	(448.7)	(440.7)
Liabilities:
Accounting values of capital assets in excess of tax values	7.4	21.5
Tax values of liabilities in excess of accounting values	14.0	23.1
Total future income tax liability	21.4	44.6
Net future income tax benefit	(427.3)	(396.1)
Valuation allowance	427.3	396.1
Net future income tax benefit	-	-

At December 31, 2004, the Company had approximately $1,031.8 in losses available for Canadian income tax purposes to reduce future years' taxable income. Of these losses, $878.6 relate to losses which arose prior to the application of fresh start accounting. Income tax losses will expire as follows:

2006	208.4
2007	289.5
2008	222.0
2009	234.6
2010	42.6
2014	34.7
1,031.8

At December 31, 2004, the Company had approximately $111.0 in losses available for U.S. income tax purposes to reduce future years' taxable income. Income tax losses will expire as follows:

2021	8.6
2022	72.6
2023	10.2
2024	19.6
111.0

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

11.  COMMITMENTS AND GUARANTEES

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network. In addition, the Company enters into agreements with suppliers to provide services and products that include minimum spend commitments.

The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office Space	Network Facilities	Other Services & Products
2005	14.3	21.2	37.2
2006	13.8	17.2	27.9
2007	5.2	9.7	10.5
2008	2.9	8.7	8.9
2009	2.2	5.6	5.9
Thereafter	3.5	0.2	35.4
	41.9	62.6	125.8

On November 20, 2004, the Company entered an agreement with Bell Canada to obtain certain operating and network services [note 13].

On April 10, 2002, the Company and Sprint executed an agreement [the ‘Sprint Agreement’] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement is for a period of 10 years commencing April 1, 2002. The Sprint Agreement requires Sprint or its affiliates to provide various products and services to the Company. In addition, the Company continues to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint have agreed to treat each other with ‘preferred partner’ status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5 per cent royalty to Sprint on substantially all revenue for the first five years and 2.0 per cent for the remaining five years of the term.

Periodically in the normal course of conducting its business, the Company enters into various dispositions of its excess fibre, land interests, switch equipment and other related assets. The terms of these agreements generally include representations and warranties concerning the assets being sold. As well, indemnities for breach of these representations and warranties may be provided to the purchaser, usually limited to the value of the particular transaction. Historically these payments have not been significant.

A review of the major dispositions of the Company and its predecessors has been conducted to establish a summary of the outstanding indemnities. Terms of agreements generally provide for a limitation of losses and to the best of its knowledge the Company considers the exposure under the indemnities it has provided are unlikely to result in claims representing a material amount.

Occasionally, in the normal course of business the Company provides guarantees of third party performance in respect of customer lease arrangements. As at December 31, 2004, the total of these obligations is $nil [2003 - $0.6].

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

12.  CONTINGENCIES

Litigation

On March 1, 2002, the Company was notified of an appeal of the Superior Court of Ontario decision with respect to an application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a ‘change in control agreement’ with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. On February 20, 2004, the Court of Appeal of Ontario agreed with the trial judge and dismissed the appeal of an earlier decision regarding a ‘change in control agreement’. As at April 20, 2004, the 60-day period in which the appellants had to seek leave to appeal to the Supreme Court of Canada expired. The Company reversed a $4.7 provision related to this action during 2004.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13.  ACQUISITIONS

Effective November 20, 2004, the Company acquired significant portions of 360networks Corporation’s business customer base in Ontario, Quebec and Atlantic Canada, from Bell Canada. The acquisition price for the business customer relationships is measured based on three times the average revenue of the acquired customer base in the two months pre- and post the closing date of the transaction, and will be paid over a two-year period. Taking acquisition costs into account, the total cost for the customer relationships intangible asset is $17.6. This is a preliminary estimate and is subject to adjustment in the first quarter of fiscal 2005. At December 31, 2004, $7.1 of the customer relationship liability was included within accrued liabilities and $10.0 was included in other long-term liabilities [note 8(b)].

Concurrently, the Company entered into a two-year transitional services agreement under which Bell Canada will provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total retail revenue with a minimum monthly payment of approximately $2.0. The Company also has entered into an option agreement under which the Company has four months to determine which assets used to service the acquired customers it may wish to acquire from Bell Canada at the end of the transitional services agreement. As consideration for the option, the Company will pay up to $2.3, or 7.5 per cent of the expected $30.0 maximum price payable, for the assets in the second quarter of fiscal 2005.

On July 15, 2003, the Company acquired the business of MPS Canada, a reseller of private label long distance services, from its parent company Mosaic Group Inc. The assets acquired include working capital valued at $3.3, computer equipment, software, furniture and fixture assets valued at $2.7 and customer relationships valued at $13.7. This acquisition was accounted for as a business acquisition using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to net identifiable assets acquired based on their estimated fair values. This business operates as eForce, a division of a subsidiary of the Company.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

On September 27, 2002, the Company acquired 75 per cent of the non-voting shares and 24 per cent of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6, respectively. The Company also had a call right under a contractual arrangement with a member of Time iCR’s management who owns 51 per cent of the outstanding voting rights of Time iCR Inc. As a result, while the Company did not have voting control of Time iCR Inc., the Company determined under generally accepted accounting principles it would consolidate its interest in Time iCR Inc. On February 13, 2004 the Company acquired the remaining 25 per cent non-voting shares and 76 per cent voting shares of Time iCR for $0.4. This acquisition has been accounted for as a business acquisition using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. The purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14.  RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint Corporation, which maintains an approximate 6.6 per cent equity interest in the Company, through its subsidiary, Sprint. These transactions were made at market prices under normal trade terms and conditions. In addition, a royalty payment based on revenues is paid to Sprint [note 11] which is included within the consolidated statements of operations and deficit. At December 31, 2004, the net balance due to Sprint and its affiliates is $12.3 [2003 - $12.9]. Revenue, carrier charges and royalty costs transactions with Sprint and its affiliates for each of the periods in the three years ended December 31 are as follows:

				Pre-recapitalization
			Nine Months Ended	Three Months Ended
	2004	2003	Dec 31, 2002	Mar 31, 2002
Revenue	30.4	27.0	14.9	5.5
Carrier charges	42.4	44.0	33.7	11.4
Royalty costs	19.7	19.5	19.5	-

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in sales of telecommunication services with a related entity, in which the Company maintains an approximate 7.5 per cent equity interest and has a right to appoint two positions on its board. These transactions were made at market prices under normal trade terms and conditions. Revenue derived from this entity were $3.5 [2003 - $3.2; nine months ended December 31, 2002 - $1.8; three months ended March 31, 2002 - $0.6].

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in sales of telecommunication services with companies to which various members of the Company’s board of directors are related. These transactions were made at market prices under normal trade terms and conditions and total less than $1.5 in each of the periods presented.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

15.  REALIGNMENT, RESTRUCTURING AND OTHER CHARGES

				Pre-recapitalization
	2004	2003	Nine Months Ended Dec 31, 2002	Three Months Ended Mar 31, 2002
Realignment charge (a)	7.8	-	-	-
Non-recoverable fibre maintenance costs (b)	(6.6)	7.0	-	-
Special charge (c)	-	-	30.5	-
	1.2	7.0	30.5	-

(a)
In 2004, the Company recorded a special charge of $7.8 for severance incurred as part of its plan to improve organizational effectiveness by consolidating its corporate, operations, marketing and provisioning functions and eliminating two executive positions. The details of the movement in the severance provision during the year is shown below.

Severance Provision
Balance, December 31, 2003	-
Special charges recorded during the year	7.8
Payments made during the year	(2.6)
Balance, December 31, 2004	$5.2

As at December 31, 2004, $5.2 of this provision was included in accounts payable and accrued liabilities and is expected to be paid by March 31, 2005.

(b)
During 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that were expected to be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company had determined there is no reasonable prospect of recovery.  During 2004, the Company reversed $6.6 of this charge since an agreement was reached under which it abandoned both the fibre and the commitment. As at December 31, 2004, none of this charge remained in the Company’s liabilities.

(c)
In 2002, the Company recorded a special charge of $19.8 for severance, facility, lease and contract termination costs incurred as part of its plan to further streamline and focus on its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets.

All amounts except for the facility lease exit costs were drawn down by the end of 2003. The details of the movement in the lease exit provision during the year is shown below. The remaining balance will be paid over the terms of the related leases up to a maximum period of seven years.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Lease Exit Costs
Balance, April 1, 2002	$7.2
Payments made during the nine months ended December 31, 2002	(0.4)
Balance, December 31, 2002	$6.8
Payments made during the year	(2.1)
Balance, December 31, 2003	$4.7
Payments made during the year	(0.9)
Balance, December 31, 2004	$3.8

As at December 31, 2004 and 2003, the current portion of $1.0 and $1.0, respectively, of the lease exit cost liability was included within accrued liabilities and $2.8 and $3.7 was included in other long-term liabilities, respectively [note 8(b)].

16.  EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period after recapitalization [December 31, 2004 - 35,713,781; December 31, 2003 - 27,484,447; December 31, 2002 - 23,839,638]. Earnings (loss) per share for three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted-average number of pre-recapitalization common shares, pre-recapitalization class B non-voting shares and pre-recapitalization class C non-voting shares outstanding during the year. The pre-recapitalization weighted-average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 - 4,529,550]. Due to a loss for all periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive. As at December 31, 2004, 2003 and 2002, the Company had 1,659,984, 1,356,067 and 926,250 stock options outstanding, which could be dilutive to future periods. For these same periods, it had 165,001, 346,001 and 585,500 RSUs and 61,168, 7,198 and nil DSUs which could be dilutive to future periods.

17.  CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

				Pre- recapitalization
	2004	2003	Nine Months Ended Dec 31, 2002	Three Months Ended Mar 31, 2002

Accounts receivable	19.9	47.8	24.0	23.1
Other current assets	18.9	(43.3)	40.7	1.0
Accounts payable and accrued liabilities	(10.4)	(2.0)	(4.4)	(32.4)
Net change in non-cash working capital balances related to operations	28.4	2.5	60.3	(8.3)

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were increased (reduced) by accrued amounts as follows:
				Pre-recapitalization
	2004	2003	Nine Months Ended Dec 31, 2002	Three Months Ended Mar 31, 2002
Accrued amounts	(1.6)	(2.2)	8.2	(3.8)

During 2003, the Company entered into an agreement to swap fibre valued at $1.9 in exchange for consideration of fibre valued at the same amount. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

During 2002, the Company acquired capital assets of $13.2 in exchange for consideration of cash in trust of $13.2. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

Other Information

				Pre-recapitalization
			Nine Months Ended	Three Months Ended
	2004	2003	Dec 31, 2002	Mar 31, 2002

Cash received for interest	3.9	4.2	3.4	6.2
Cash paid for interest	39.0	46.8	52.3	18.3
Cash paid for capital and income taxes	5.7	3.4	9.9	0.5

Commencing in the fourth quarter of 2004, the Company presents proceeds from sales of accounts receivable within cash flows from operations on the statement of cash flows. Previously these had been classified as investing activities. The comparative figures have been restated to conform to the current year presentation.

18.	ADDITIONAL FINANCIAL INFORMATION

[a]	Fair Values

The carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2004 and 2003 are substantially the same, except as noted below:

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Investment, at cost	0.6	0.6	0.4	0.3

Financial liabilities
Long-term debt	268.5	266.5	387.1	385.7

The fair values of the Company’s financial instruments have been determined as outlined below. However, the estimated fair values do not necessarily represent amounts that the Company could potentially realize or be obligated to pay in a current market exchange between arm’s-length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities

The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, other current assets, and accounts payable and accrued liabilities approximate fair values due to their current nature.

Investment

The fair value of the Company’s investment is based on the closing price on The Canadian Venture Exchange.

Long-term debt

The Company’s debt trades over-the-counter and is not listed on an exchange. The fair value of the Company’s long-term debt is estimated based on current trading values.

Other long-term liabilities

The fair value of the Company’s other long-term liabilities is based predominately on discounted future cash flows and approximates carrying value.

[b]	Other Disclosures

Credit Risk

Short-term investments are placed exclusively with entities having ratings of at least A-1, A-2, P-1 or P-2 by recognized debt rating agencies.

The Company’s accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Currency Risk

The Company is exposed to risk of currency fluctuation created by the U.S. dollar denominated debt obligation, which amounts to U.S.$317.9 that will be paid in principal and interest over the remaining term of this instrument.  The principal amount of U.S.$223.1 matures on December 31, 2008.

19.  SEGMENT INFORMATION

The Company is a facilities-based carrier of long distance, data, local, enhanced voice and wireless communications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Services, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services.

During the fourth quarter of 2004, the Company changed the allocation of the Consumer Services system access fees to allocate to all products based on revenues. Previously, the Consumer Services system access fees were included in long distance revenue only. Accordingly, segment information of previous periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business division as assets are shared by all segments. The Company did not have an economic dependence on any one customer in 2004 or for all prior periods.

Customer Segments

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and other	Total

Year ended December 31, 2004
Long distance	147.4	150.9	129.5	-	427.8
Data	13.1	142.5	47.2	-	202.8
Local	124.8	45.6	7.3	-	177.7
Wireless	10.3	-	-	-	10.3
Total revenues	295.6	339.0	184.0	-	818.6
Operating costs	(119.3)	(78.2)	(9.7)	(105.9)	(313.1)
	176.3	260.8	174.3	(105.9)	505.5
Carrier costs					(400.6)
Realignment, restructuring and other charges					(1.2)
Depreciation and amortization					(146.6)
Operating loss					(42.9)

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and other	Total

Year ended December 31, 2003
Long distance	165.8	153.6	162.8	-	482.2
Data	17.0	134.0	50.1	-	201.1
Local	84.6	31.0	4.8	-	120.4
Wireless	1.6	-	-	-	1.6
Total revenues	269.0	318.6	217.7	-	805.3
Operating costs	(98.3)	(63.2)	(6.9)	(130.9)	(299.3)
	170.7	255.4	210.8	(130.9)	506.0
Carrier costs					(409.9)
Realignment, restructuring and other charges					(7.0)
Depreciation and amortization					(157.3)
Operating loss					(68.2)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and other	Total

Nine months ended December 31, 2002
Long distance	133.3	110.6	125.6	-	369.5
Data	16.3	107.3	43.6	-	167.2
Local	45.9	14.2	2.1	-	62.2
Wireless	-	-	-	-	-
Total revenues	195.5	232.1	171.3	-	598.9
Operating costs	(71.3)	(43.7)	(13.7)	(99.8)	(228.5)
	124.2	188.4	157.6	(99.8)	370.4
Carrier costs					(335.7)
Realignment, restructuring and other charges					(30.5)
Depreciation and amortization					(120.7)
Operating loss					(116.5)

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and other	Total

Three months ended March 31, 2002
Long distance	46.4	39.7	44.6	-	130.7
Data	5.9	37.6	15.4	-	58.9
Local	9.4	2.5	0.3	-	12.2
Wireless	-	-	-	-	-
Total revenues	61.7	79.8	60.3	-	201.8
Operating costs	(22.7)	(16.7)	(2.8)	(30.9)	(73.1)
	39.0	63.1	57.5	(30.9)	128.7
Carrier costs					(116.8)
Depreciation and amortization					(41.8)
Operating loss					(29.9)

20.  RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

	2004		2003
		Restated [notes 2, 7]
Balance Sheets - Assets

Canadian GAAP - Current Assets	126.7		241.7
Investment available for sale (a)	0.6		0.3
U.S. GAAP - Current Assets	127.3		242.0

Canadian GAAP - Capital Assets	458.3		516.7
Capitalized interest (c)	4.9		5.9
Writedowns and fresh start adjustments (b)	89.7		89.7
Writedown of assets held for sale (b)	(78.6)		(78.6)
Depreciation of writedowns and fresh start adjustments (b)	(2.0)		(3.1)
Disposal of writedowns and fresh start adjustments (b) Writedown of assets (b)	(1.7 (17.5	) )	(1.7) -
U.S. GAAP - Capital Assets	453.1		528.9

Canadian GAAP - Other Assets	63.9		80.7
Investment available for sale (a)	(0.6)		(0.4)
Writedowns and fresh start adjustments (b)	8.2		4.3
U.S. GAAP - Other Assets	71.5		84.6

U.S. GAAP - Total Assets	651.9		855.5

Balance Sheets - Liabilities

Canadian GAAP - Accounts Payable and Accrued Liabilities	149.7	149.4
Disposal gain not recognized under fresh start accounting (b)	(0.9)	(0.9)
U.S. GAAP - Accounts Payable and Accrued Liabilities	148.8	148.5

Canadian GAAP - Future Income Tax Liability	-	-
Future income tax liability (b)	13.8	21.3
U.S. GAAP - Future Income Tax Liability	13.8	21.3

Canadian GAAP - Long-term Debt	268.5	387.1
Future interest payments on long-term debt (b)	114.1	205.6
U.S. GAAP - Long-term Debt	382.6	592.7

Canadian GAAP - Other long-term Liabilities	53.3	49.1
U.S. GAAP - Other long-term Liabilities	53.3	49.1

U.S. GAAP - Total Liabilities	598.5	811.6

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

	2004	2003
	Restated [note 2]

Balance Sheets - Shareholders’ Equity
Canadian GAAP - Capital Stock	352.6	350.3
Share purchase incentives	4.6	4.6
Reduction in stated capital (e)	10.7	10.7
Recapitalization adjustments (b)	(6.5)	(6.5)
Writedowns and fresh start adjustments (b)	1,036.3	1,036.3
Issue of capital stock (b)	187.9	187.9
U.S. GAAP - Capital Stock	1,585.6	1,583.3

Canadian GAAP - Deficit	(175.2)	(96.8)
Share purchase incentives	(4.6)	(4.6)
Reduction in stated capital (e)	(10.7)	(10.7)
Writedowns and fresh start adjustments (b)	(1,671.8)	(1,671.8)
Reduction of intangible assets (b)	8.2	4.3
Depreciation not recognized under fresh start accounting (b)	(2.0)	(3.1)
Income tax benefit related to future tax liability (b)	22.5	14.7
Interest expense on long-term debt (b)	121.0	88.2
Gain (loss) on repurchase of long-term debt (b)	133.6	81.9
Foreign exchange gain on long-term debt (b)	62.2	55.2
Loss on disposal and write-down of capital assets (b)	(18.3)	(0.8)
Capitalized interest (c)	4.9	5.9
Change in enacted tax rate (d)	(1.9)	(1.6)
U.S. GAAP - Deficit	(1,532.1)	(1,539.2)

Canadian GAAP - Other Comprehensive Income (Loss)	-	-
Unrealized losses on investment available for sale	(0.1)	(0.2)
U.S. GAAP - Other Comprehensive Income (Loss)	(0.1)	(0.2)

Total U.S. GAAP Shareholders’ Equity (Deficiency)	53.4	43.9

Total U.S. GAAP Liabilities and Shareholders’ Equity (Deficiency)	651.9	855.5

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Statements of Operations
	2004	2003		2002
		Restated [note 2]		Restated [note 2]
Net income (loss) for the year ended December 31 based on Canadian GAAP	(78.4)	(37.5)		(151.1)
Recapitalization and fresh start adjustments (b)	-	-		(93.8)
Reduction of intangible assets (b)	3.9	4.3		-
Gain on repurchase of long-term debt (b)	51.7	-		81.9
Interest expense on long-term debt (b)	32.8	44.6		43.6
Foreign exchange gain on long-term debt (b)	7.0	51.3		3.9
Incremental loss on disposal and writedown regarding
capitalized interest (c)	-	(0.2)		(4.6)
Depreciation not recognized under fresh start accounting (b)	1.1	(1.5)		(1.6)
Capitalized interest, net of depreciation (c)	(1.0)	(1.0)		(1.0)
Loss on disposal of capital assets (b) Cumulative effect of accounting change for ARO	(17.5) -	(0.8 (0.4	) )	- 0.4
Net income (loss) before taxes and extraordinary items for the year ended December 31 based on U.S. GAAP	(0.4)	58.8		(122.3)
Income tax benefit from future income tax liability (b)	7.9	8.6		6.1
Change in enacted tax rate (d)	(0.3)	(1.6)		-
Net income (loss) before extraordinary items for the year ended December 31 based on U.S. GAAP	7.2	65.8		(116.2)
Extraordinary item - gain on debt restructuring (b)	-	-		1,292.5
Net income (loss) after extraordinary items for the year ended December 31 based on U.S. GAAP	7.2	65.8		1,176.3
Unrealized gain (loss) on investment available for sale	0.1	0.1		(0.1)
Comprehensive income (loss) for the year ended December 31 based on U.S. GAAP (f)	7.3	65.9		1,176.2

U.S. GAAP Earnings (Loss) Per Share - Basic
Net income (loss) before extraordinary items - basic	0.20	2.40	(6.09)
Extraordinary item - basic	-	-	67.75
Net income (loss) - basic	0.20	2.40	61.66

U.S. GAAP Earnings (Loss) Per Share - Diluted
Net income (loss) before extraordinary items - diluted	0.20	2.38	(6.09)
Extraordinary item - diluted	-	-	67.71
Net income (loss) - diluted	0.20	2.38	61.62

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Statements of Cash Flows
	2004	2003	2002
Cash provided by (used in) operating activities based on Canadian GAAP	86.8	43.7	6.1
Interest expense on long-term debt (b)	32.8	44.6	43.6
Cash provided by (used in) operating activities based on U.S. GAAP	119.6	88.3	49.7

Cash provided by (used in) investing activities based on Canadian and U.S. GAAP	2.8	(59.7)	154.2

Cash provided by (used in) financing activities based on Canadian GAAP	(107.2)	38.4	(29.9)
Recapitalization adjustments (b)	-	-	(111.8)
Interest expense on long-term debt (b)	(32.8)	(44.6)	(43.6)
Cash provided by (used in) financing activities based on U.S. GAAP	(140.0)	(6.2)	(185.3)

Net increase (decrease) in cash and cash equivalents for the 12 months ended December 31 based on U.S. GAAP	(17.6)	22.4	18.6

(a)
Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

(b)
Under Canadian GAAP, the Company’s capital reorganization and comprehensive revaluation of assets and liabilities is accounted for under fresh start accounting. U.S. GAAP does not recognize the recapitalization adjustments, writedowns and the elimination of the deficit made under fresh start accounting [note 1].

Under U.S. GAAP, the Company’s debt restructuring is accounted for in accordance with Statement of Financial Accounting Standards No. 15, ‘Accounting by Debtors and Creditors for Troubled Debt Restructuring’ [‘SFAS 15’]. The fair value of the equity interest granted to Sprint of $25.0 and the fair value of the equity interest granted to the noteholders of $163.1, reduced by direct issuance costs of $0.2, are added to capital stock.

The net reduction in the value of other in-use capital assets of $11.1 (fair value increments of $89.7 and decrements of $100.8) made under Canadian GAAP under fresh start accounting did not apply under U.S. GAAP. In 2004, the Company wrote down the Cable and Wireless IRU for U.S. GAAP purposes in the amount of $17.5, which had been previously written down for Canadian GAAP under fresh start accounting. Under U.S. GAAP, an additional ($1.1) of depreciation would have been expensed during 2004 [2003 - $1.5; 2002 - $1.6].

Under Canadian GAAP, the first quarter of 2002 royalty payment to Sprint of $4.9 was accounted for under the restructuring. Under U.S. GAAP, the payment is included in the statement of operations of the current period.

Under U.S. GAAP, the gain on debt restructuring is determined in accordance with SFAS 15. The fair value of the assets transferred to the noteholders include cash and an equity interest, net of issuance costs. The remaining direct costs of the Plan of Arrangement of $18.3 are deducted in measuring the gain on restructuring. Also included in the determination of the gain is the carrying amount of the pre-recapitalization notes cancelled, and accrued interest thereon, net of related deferred financing costs,

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

and the carrying amount of the newly issued senior secured notes due 2008, accrued interest thereon, and future interest payments.

Under U.S. GAAP, all cash payments under the terms of the senior secured notes are accounted for as reductions of the liability, and no interest expense is recognized over the remaining life of the debt. Under Canadian GAAP, interest expense is recognized in the statement of operations.

Under Canadian GAAP, the future income tax liability was valued at nil under the application of fresh start accounting. Under U.S. GAAP, the value of the future income tax liability is not impacted by the debt restructuring.

Under Canadian GAAP, the benefit of tax items that arose prior to the application of fresh start accounting of $3.9 [2003 - $4.3] are recorded through a reduction of unamortized customer relationships. Under U.S. GAAP, the reduction is not applied.

Additional information regarding the Company’s financial reorganization is presented in note 1.

(c)
Under U.S. GAAP, interest expense to date of $4.9 [2003 - $5.9, 2002 - $7.1] would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts have been expensed.

(d)
Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

(e)
Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

(f)	U.S. GAAP SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

(g)	U.S. GAAP does not recognize the disclosure of any subtotal of the amount of cash, cash equivalents and short-term investments in the consolidated balance sheets.

(h)	U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
[millions of Canadian dollars, unless otherwise indicated]

Additional Information

Selling, general and administration costs of $284.1 [2003 - $267.5; 2002 - $250.4], advertising costs of $14.6 [2003 - $14.2; 2002 - $18.4], lease rental costs of $14.5 [2003 - $15.0; 2002 - $15.0], and bad debt costs of ($0.1) [2003 - $0.9; 2002 - $16.6] were expensed as incurred during the year under both Canadian and U.S. GAAP.

Accounting Changes

The Financial Accounting Standards Board [the ’FASB‘] has issued Interpretation No. 46, ’Consolidation of Variable Interest Entities‘ [‘FIN 46‘]. FIN 46 clarifies the application of consolidation to those entities defined as ‘variable interest entities’ [‘VIEs’], which are certain entities in which equity investors do not have the characteristics of a ‘controlling financial interest’ or there is not sufficient equity at risk for the entity to finance its own activities without additional subordinated financial support. VIEs will be consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs expected losses and/or expected residual returns. The Company has reviewed this interpretation and determined there is no impact as a result of adopting FIN 46.

In December 2002, the FASB issued Statement of Financial Accounting Standards [‘SFAS’] No. 148, ‘Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123’ [‘SFAS 148’], which amended the transitional provisions of SFAS No. 123, ‘Accounting for Stock-based Compensation’ [‘SFAS 123’], for companies electing to recognize employee stock-based compensation using the fair value based method. Effective January 1, 2004, the Company elected to expense employee stock-based compensation using the fair value method, with retroactive restatement of prior periods. Previously, the intrinsic value method had been used to account for allowed employee awards under U.S. GAAP. As all of the Company’s stock options were granted subsequent to January 1, 2002, the impact of adoption of the fair value method under U.S. GAAP was consistent with Canadian GAAP.

21.  SUBSEQUENT EVENT

On February 3, 2005, the CRTC released a decision to lower the price of competitor digital network access (CDNA) facilities and services provided to competitive local exchange carriers.  Based on the inventory of circuits and contracts in place with carriers as at December 31, 2004, this decision is expected to reduce carrier charges by more than $25.0 per annum.  In addition, the decision was partially retroactive to June 2002. The retroactive portion is estimated to be approximately $1.0 to $2.0 which will reduce carrier charges in the first quarter of 2005.

AUDITORS’ CONSENT

To: The Board of Directors of Rogers Communications Inc:

We have read the Business Acquisition Report of Rogers Communications Inc. (the “Company”) dated September 13, 2005 relating to the acquisition of Call-Net Enterprises Inc. (“Call-Net”) by the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the inclusion in the above-mentioned Business Acquisition Report of our report to the shareholders of Call-Net on the consolidated balance sheet of Call-Net as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004. Our report is dated February 21, 2005. Our report also refers to our audit of the adjustments that were applied to revise the Call-Net consolidated financial statements as at and for the year ended December 31, 2003 and for the nine months ended December 31, 2002 for the changes in Call-Net’s accounting policies for stock-based compensation and asset retirement obligations, as more fully described in note 2 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
September 13, 2005

Exhibit C

Audited consolidated financial statements of Call-Net Enterprises Inc. - December 31, 2003 and auditors’ consent

CONSOLIDATED FINANCIAL STATEMENTS

CALL-NET ENTERPRISES INC.

DECEMBER 31, 2003

AUDITORS' REPORT

To the Shareholders of
Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of Call-Net Enterprises Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the periods in the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the periods in the three years ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 13, 2004 [except for note 21
which is as at February 20, 2004].
[signed] Ernst & Young LLP
Chartered Accountants

Call-Net Enterprises Inc.

CONSOLIDATED BALANCE SHEETS

As at December 31
[millions of Canadian dollars]

	2003	2002

ASSETS
Cash and cash equivalents	56.5	34.1
Short-term investments	93.6	90.9
Cash, cash equivalents and short-term investments	150.1	125.0
Accounts receivable [note 3]	42.7	89.3
Other current assets [note 4]	48.9	4.4
Total current assets	241.7	218.7
Capital assets [note 5]	515.2	600.0
Other assets [note 6]	80.7	101.1
Total assets	837.6	919.8
LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities [note 7]	159.1	159.4

Long-term liabilities [note 8]	424.1	511.8

Commitments and contingencies [notes 8, 11 and 12]

Shareholders' equity Capital stock [note 9] Common Shares, unlimited authorized	49.8	50.3
Class B Non-Voting Shares, unlimited authorized	297.6	256.0
Preferred Shares, unlimited authorized	-	-
Deficit	(93.0)	(57.7)
Total shareholders' equity	254.4	248.6
Total liabilities and shareholders' equity	837.6	919.8

See accompanying notes

On behalf of the Board:

Lawrence G. Tapp	David A. Rattee
Chairman	Director

Call-Net Enterprises Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31
[millions of Canadian dollars, except per share amounts]

			Pre-recapitalization
	2003	Nine Months Ended Dec 31, 2002	Three Months Ended March 31, 2002	2001

Revenue	805.3	598.9	201.8	928.4
Carrier charges	409.9	335.7	116.8	508.9
Gross profit	395.4	263.2	85.0	419.5

Operating costs	297.6	227.3	73.1	284.7
Restructuring and other charges [note 15]	7.0	30.5	-	1,109.7
Depreciation and amortization [notes 5 and 6]	156.8	120.3	41.8	213.1
Operating loss	(66.0)	(114.9)	(29.9)	(1,188.0)

Net gain on sale of capital assets and rights [note 5]	-	9.4	-	6.1
Gain on repurchase of long-term debt [note 8(a)]	-	93.1	-	-
Interest on long-term debt	(43.2)	(43.9)	(60.3)	(226.7)
Interest and other income (expense)	(5.7)	(2.9)	(0.8)	15.2
Foreign exchange gain (loss)	85.9	4.1	(1.8)	(139.2)
Loss before taxes	(29.0)	(55.1)	(92.8)	(1,532.6)
Income tax benefit (expense) [note 10]	(6.3)	(2.6)	1.0	7.9
Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Deficit, beginning of period	(57.7)	-	(2,759.4)	(1,234.7)
Deficit, end of period	(93.0)	(57.7)	(2,851.2)	(2,759.4)

Basic earnings (loss) per share [note 16]	(1.28)	(2.42)	(20.26)	(336.95)
Fully diluted earnings (loss) per share [note 16]	(1.28)	(2.42)	(20.26)	(336.95)
See accompanying notes

Call-Net Enterprises Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
[millions of Canadian dollars]

Pre-recapitalization
2003	Nine Months Ended Dec 31, 2002	Three Months Ended March 31, 2002	2001

OPERATING ACTIVITIES Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Add (deduct) operating items not requiring cash: Depreciation and amortization	156.8	120.3	41.8	213.1
Interest and other (income) expense	1.3	3.2	(0.2)	(1.9)
Foreign exchange (gain) loss on long-term debt	(85.9)	(4.8)	1.8	137.6
Income taxes [note 10]	4.3	-	-	-
Gain on repurchase of long-term debt [note 8(a)]	-	(93.1)	-	-
Net losses on disposals and writedowns of capital assets [note 5]	-	1.3	-	21.9
Interest on long-term debt	-	-	35.7	130.8
Writedown of goodwill [note 15]	-	-	-	1,071.1
Future income taxes	-	-	(2.4)	(12.0)
Cash provided by (used in) operations before changes in non-cash
working capital	41.2	(30.8)	(15.1)	35.9
Net change in non-cash working capital balances related to operations [note 17]	(7.5)	60.3	(8.3)	(63.1)
Cash provided by (used in) operating activities	33.7	29.5	(23.4)	(27.2)

INVESTING ACTIVITIES (Increase) decrease in short-term investments	(2.7)	12.3	217.2	(201.2)
Acquisition of capital assets [note 17]	(44.1)	(62.4)	(16.0)	(101.5)
Net proceeds on disposal of capital assets and rights [note 5]	7.8	6.7	-	37.9
Acquisitions [note 13]	(19.7)	(1.0)	-	1.9
Increase in deferred costs	(1.0)	-	(2.6)	-
Proceeds from sale of accounts receivable	10.0	-	-	-
Cash provided by (used in) investing activities	(49.7)	(44.4)	198.6	(262.9)
FINANCING ACTIVITIES
Increase (decrease) in right of way liability	(2.2)	(0.1)	(0.1)	4.6
Issuance of Common Shares	40.6	-	-	-
Repurchase of long-term debt [note 8(a)]	-	(29.7)	-	-
Termination of cross-currency swaps	-	-	-	1.1
Cash provided by (used in) financing activities	38.4	(29.8)	(0.1)	5.7
Net increase (decrease) in cash and cash equivalents during the period Cash and cash equivalents, beginning of period [note 1]	22.4 34.1	(44.7) 78.8	175.1 15.5	(284.4) 299.9
Cash and cash equivalents, end of period	56.5	34.1	190.6	15.5

See accompanying notes

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

1.  BASIS OF PRESENTATION

Call-Net Enterprises Inc. [“the Company”], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc., Call-Net Communications Inc., Call-Net Carrier Services Inc. and AlternaCall Inc., is an alternative provider of long distance, data, local and wireless services to business and residential customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity in all material respects with United States generally accepted accounting principles [“U.S. GAAP”] except as described in note 20.

Comparative Figures

In 2003, the Company changed the presentation of its consolidated statements of operations and deficit to remove the use of earnings measures not prescribed by Canadian GAAP or U.S. GAAP. Comparative figures have been reclassified to conform to the current year financial statement presentation. This reclassification has no effect on the Company's net income (loss), consolidated balance sheets and consolidated statements of cash flows. The effects of the reclassification of the consolidated statement of operations and deficit are the elimination of the captions “Earnings (loss) before interest, taxes, depreciation and amortization and unusual items”, “Unusual items”, and “Earnings (loss) before interest, taxes, depreciation and amortization”, and the addition of the caption “Operating loss”.

Comparative consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below.

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized company.

1

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)
the amendment of the Company’s authorized share capital to create three new classes of shares: Common Shares, Class B Non-Voting Shares and Preferred Shares, and the issuance of these Common Shares and Class B Non-Voting Shares in exchange for the Pre-recapitalization Shares;

(b)	the creation and issuance of the Senior Secured Notes and the issuance of the Common Shares and the Class B Non-Voting Shares in exchange for the Pre-recapitalization Notes;

(c)	the cancellation of all Pre-recapitalization Notes, Shares, Options, Entitlements and the termination of the Pre-recapitalization Stock Option Plan;

(d)	the consolidation of the Common Shares on a one for 20 basis and the consolidation of the Class B Non-Voting Shares on a one for 20 basis;

(e)	the adoption of the new Incentive Stock Option Plan [“Option Plan”], Shareholders’ Rights Plan [“Rights Plan”] and Restricted Stock Unit Plan [“RSUP”];

(f)	the reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ [“CICA”] Section 1625, “Comprehensive Revaluation of Assets and Liabilities”. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

2

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	April 1, 2002 Balance prior to re- capitalization	Re- capitalization adjustments		Writedowns and fresh start adjustments		April 1, 2002 Balance after adjustments
	[Restated]
ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	-		78.8
Short-term investments	103.2	-		-		103.2
Accounts receivable	110.6	-		-		110.6
Other current assets	58.4	(2.0	)(3)	-		56.4
Capital assets	736.2	-		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1
Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1)	(6)	-		169.8
Future income tax liability	34.4	-		(34.4)		-
Long-term liabilities	2,662.9	(2,023.4	)(1)	-		639.5

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	-	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	-		-
Deficit	(2,851.2)	1,870.3	(7)	980.9		-
Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

(1)     Under the Plan of Arrangement, the Noteholders received a combination of:
a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002,
b.	shares equal to approximately 80% of the equity of the recapitalized Company and,
c.	U.S.$377.0 Senior Secured Notes due 2008.
Determined in each case on a pro rata basis, with respect to each Noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the Pre-recapitalization Notes owned by such Noteholder divided by the total Pre-recapitalization Note value.

(2)   Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [“Sprint”] invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)    Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

3

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

(4)    Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of  $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

(5)    The write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint.

(6)    Under the Plan of Arrangement, the accrued interest on all Pre-recapitalization Notes was eliminated and interest on the Senior Secured Notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)    The Company used unrecorded tax loss carryforward balances of approximately $1,533 against the gain on retirement of the long-term debt.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Pronouncements

Effective January 1, 2003, the Company adopted the guidelines relating to the disclosure by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 14, “Disclosure of Guarantees”. See note 11 for full disclosure as required by this guideline.

During 2003, the CICA made changes to Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees which the Company had previously chosen to disclose (note 9). The Company will adopt these changes effective January 1, 2004 on a retroactive basis with restatement of prior periods. This change will result in an increase to net loss of $1.7 for the year ended December 31, 2003, an increase to the net loss of $1.2 for the nine months ended December 31, 2002, an increase to deficit of $2.9 as at December 31, 2003 and an increase to deficit of $1.2 as at December 31, 2002.

Effective January 1, 2004, the Company will adopt CICA Section 3063, “Impairment of Long-Lived Assets” that was issued during 2003. Adopting this section will impact the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. A loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset’s net recoverable value (based on undiscounted cash flows) from its carrying value. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting this section.

During 2003, the CICA issued Section 3110, “Asset Retirement Obligations” which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and related asset retirement costs. The Company, which will adopt this section effective January 1, 2004, is currently reviewing the impact to the Company of this pronouncement.

4

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

During 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 sets out criteria for identifying variable interest entities and criteria for determining what entity, if any, should consolidate them. The Company will adopt the disclosure requirements of AcG-15 effective January 1, 2004 and is currently reviewing the impact of the guideline.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company's interest in its joint venture, NorthPoint Canada Enterprises Inc. (subsequently amalgamated and changed its name to 3989828 Canada Inc.), was accounted for by the proportionate consolidation method prior to becoming a wholly-owned subsidiary on January 10, 2001 [note 13]. All significant intercompany balances and transactions have been eliminated on consolidation.

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Sale of Receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration other than for its retained interest in the transferred receivables has been received. When the Company sells its receivables, it derecognizes all receivables sold, recognizes at fair value the assets received and liabilities incurred, and records the gain or loss on sale in “Interest and other income (expense)”. Such gain or loss depends in part on the allocation of the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the Company’s retained interest in the receivables transferred based on their relative fair market value at the date of transfer. The Company estimates the fair value of its retained interest based on the expected cash flows to be realized from the retained interest using management’s best estimates of the credit losses. Retained interests are initially recorded at their allocated carrying amount. Any subsequent impairment in the value of the retained interest, other than a temporary decline, is recorded as a reduction to income.

Capital Assets

Capital assets are recorded at cost. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight-line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years
Leasehold improvements	term of the lease
Furniture and fixtures	5 years

5

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Fibre optic cable acquired or sold under an indefeasible right of use [“IRU”] agreement is included in capital assets. Any gain or loss resulting from a sale under an IRU agreement is recorded as a gain or loss on sale of capital assets.

Long-term Investments

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be an other than temporary impairment in value is charged against income in the period that such determination is made.

Other Assets

Intangible Assets

Technology and product rights, customer relationships, trademarks and other intangible assets are recorded at cost.

Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made.

Amortization of intangible assets is provided on a straight-line basis as follows:

Financing costs	term of the financing
Customer relationships	3 to 10 years
Technology and product rights	10 years
Trademarks	10 years

Revenue Recognition

Substantially all of the Company's revenues are derived from long distance, data, local and wireless telecommunications services. Revenues from these services are recognized based on either customer usage as measured by the Company's switches or by contractual agreement when provided.

Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

Revenues from wireless communications services are recognized as the services are provided. The Company expenses equipment subsidies related to the acquisition of new wireless service customers upon activation. Other sales and marketing expenses are recognized as incurred.

Stock-based Compensation Plans

The Company has three stock-based compensation plans [note 9]. Under the Option Plan no compensation expense is recognized when stock options with no cash settlement features are issued to employees or directors. Direct awards of stock to employees and stock options awarded to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees, directors or non-employees on exercise of stock

6

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

options is credited to capital stock. Under the RSUP, the Company recognizes compensation expense based on the current market value of the underlying shares. Under the Deferred Share Unit Plan [“DSUP”], compensation expense is recognized in the amount of the participants’ remuneration as their services are provided. The related accrued liability is adjusted to the market price of the underlying shares as applicable at each balance sheet date.

Translation of Foreign Currencies

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other assets are translated at rates prevailing at the time of the transaction. Revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are reflected in income.

Derivative Financial Instruments

In the past, the Company entered into cross-currency swap agreements to manage risks associated with its U.S. dollar denominated Senior Discount Notes and Senior Notes. The net receipt or payment under these agreements was recorded on an accrual basis as an adjustment to interest expense. The costs associated with entering into the cross-currency swaps were amortized over the term of the loan on a straight-line basis. When such agreements designated as hedges were terminated, the resulting gain or loss was recognized in net income in the year of termination. To the extent the Company enters into derivative contracts, which do not qualify for hedge accounting, such derivative contracts are recorded at fair value and are marked to market.

The Company does not enter into financial instruments for trading or speculative purposes.

Income Taxes

Income taxes are accounted for using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

7

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

3.  ACCOUNTS RECEIVABLE

	2003	2002
Trade receivables	46.5	98.9
Other	2.4	4.1
Allowance for doubtful accounts	(6.2)	(13.7)
	42.7	89.3

In 2003, the Company entered into a five-year accounts receivable securitization program whereby the Company will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the “Trust”) to a maximum of $55.0, of which $10.0 was utilized as at December 31, 2003. The Company will remain exposed to certain risks of default on the amount of the receivables under securitization. The Company will retain servicing responsibilities, and will have a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales will be on a fully-serviced basis and the Company will not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the year ended December 31, 2003, the Company recognized a loss of $3.6 (2002 - nil) on the securitization of receivables, and a loss on servicing of $0.3 (2002 - nil). In 2003, the Company measured the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately 2.7% to 2.9%. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the year are as follows:

2003
Proceeds from new securitizations during the year	10.0
Proceeds from collections reinvested during the year	85.8
Proceeds from collections pertaining to the retained interest during the year	162.2

4.  OTHER CURRENT ASSETS

	2003	2002
Retained interest in securitized receivables	41.2	-
Other	7.7	4.4
	48.9	4.4

5.  CAPITAL ASSETS

2003	2002

8

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value

Multiplex and telephone switch equipment	467.4	128.8	338.6	452.3	56.5	395.8
Fibre optic cable	106.1	12.5	93.6	108.8	5.5	103.3
Computer equipment and software	144.8	87.1	57.7	115.1	46.8	68.3
Buildings	14.1	0.7	13.4	14.6	0.3	14.3
Leasehold improvements	11.1	6.2	4.9	10.8	1.6	9.2
Furniture and fixtures	10.4	3.9	6.5	10.4	1.9	8.5
Land	0.5	-	0.5	0.6	-	0.6
	754.4	239.2	515.2	712.6	112.6	600.0

Details of depreciation expense are as follows:

			Pre-recapitalization
		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001

Depreciation	129.4	102.0	33.2	135.9

Included in capital assets are assets under construction and not yet depreciating of $18.0 (2002 - $19.9).

Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totalling $3.3 (2002 - $5.8).

In 2003, the Company entered into an agreement to provide an indefeasible right of use for fibre optic cable having a net book value of $0.5 for proceeds of $0.8, and to provide certain maintenance services. The Company also entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gains on disposal of $0.3 and $1.2, respectively, will be recognized ratably over the 20-year term of the service agreements.

The Company also disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9, and equipment having a net book value of $0.3 for proceeds of $0.3, resulting in a net gain/loss of $nil.

In 2002, the Company reached an agreement to settle several unresolved matters relating to fibre swaps. As a result of this settlement, the Company received cash proceeds of $4.4 and has recorded a gain of $4.9. The Company also disposed of certain intangible rights under a licensing agreement for cash proceeds of $2.3, and a receivable of $2.2, resulting in a gain of $4.5. The remaining cash proceeds were received in 2003.

In 2001, the Company disposed of certain non-revenue generating switch equipment having a book value of $4.3 for proceeds of $0.9 resulting in a loss of $3.4. In addition, the Company realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps.

9

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

6.  OTHER ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Customer relationships	113.8	45.7	68.1	104.4	18.3	86.1
Prepaid right of way	6.9	-	6.9	8.6	-	8.6
Deferred costs	5.3	-	5.3	6.0	-	6.0
Investment in Cybersurf Corp.	0.4	-	0.4	0.4	-	0.4

	126.4	45.7	80.7	119.4	18.3	101.1

Details of amortization expense are as follows:

			Pre-recapitalization
		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001

Amortization	27.4	18.3	8.6	77.2

During 2003, the Company acquired customer relationships valued at $13.7 and recorded a reduction of $4.3 [2002 - nil] relating to the benefit of tax items that arose prior to the application of fresh start accounting.

10

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002

Accrued liabilities and trade payables	72.3	61.1
Carrier payables	49.5	68.7
Commodity, capital and income tax liabilities	19.6	16.4
Payroll related liabilities	14.8	7.4
Other	2.9	5.8
	159.1	159.4

8.  LONG-TERM LIABILITIES

	Interest Rate	2003	2002

(a) Senior Secured Notes due 2008	10.625%	387.1	473.1

(b) Right of way liability	10.0%	37.0	38.7
		424.1	511.8

(a)	Senior Secured Notes due 2008

During 2002, the Company purchased for cancellation a total of U.S.$77.5 of the outstanding U.S.$377.0 Senior Secured Notes due 2008 at market prices. The total cost of these purchases to the Company was $29.7 resulting in a gain of $93.1.

The Company’s remaining outstanding U.S.$299.5 Senior Secured Notes mature on December 31, 2008. The Senior Secured Notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The Senior Secured Notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The Senior Secured Notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The Senior Secured Notes are governed by trust indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the Senior Secured Notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

11

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b)  Right of way liability

The right of way liability represents the net present value of payments to be made under right of way agreements with terms ranging from 1 to 20 years. The associated assets for the right of ways are recorded in capital assets.

The future payments for the next five years and thereafter are as follows:

2004	4.8
2005	4.9
2006	4.8
2007	4.8
2008	4.8
Thereafter	44.1
Total future minimum payments	68.2
Less imputed interest at 10%	(29.9)
38.3
Less current portion	(1.3)
37.0

9.  CAPITAL STOCK

Common Shares

The Company is authorized to issue an unlimited number of the Common Shares. The holders of the Common Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares are convertible, at the option of the Common Shareholders at any time into Class B Non-Voting Shares on a share-for-share basis. The Common Shares may be subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada). The Common Shares rank pari passu with the Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares

The Company is authorized to issue an unlimited number of the Class B Non-Voting Shares. The holders of the Class B Non-Voting Shares are not entitled to vote at any meeting of shareholders of the Company except for votes affecting Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible, at the option of the Class B Shareholders, at any time into Common Shares on a share-for-share basis, in certain circumstances. The Class B Non-Voting Shares rank pari passu with the Common Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

12

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Preferred Shares

The Company is authorized to issue an unlimited number of the Preferred Shares, although no Preferred Shares were issued in connection with the Plan of Arrangement. However, as part of consideration for entering into a commercial agreement with the Company [note 11], Sprint was issued one Preferred Share (for a value of 1 dollar) and is the first holder of the Preferred Shares. There were no other Preferred Shares outstanding at December 31, 2003. The Preferred Shares are generally non-voting and have no right to dividends. Preferred Shares entitle the holder to nominate and elect two directors of the Company. The Preferred Shares also have a priority right over all other classes of shares to receive a return of capital equal to 1 dollar per Preferred Share upon the liquidation, dissolution or winding up of the Company.

Number of Shares	Common	Class B	Preferred
Balance, December 31, 2002	4,051,227	19,788,411	1
Issued during the twelve months ended December 31, 2003	-	11,500,000	-
Issued pursuant to restricted stock units	239,499	-	-
Issued pursuant to stock options	883	-	-
Converted during the twelve months ended December 31, 2003, net	(80,751)	80,751	-
Fractional shares eliminated due to conversions during the twelve months ended December 31, 2003	(19)	(10)	-
Balance, December 31, 2003	4,210,839	31,369,152	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2002	50.3	256.0	-
Issued during the twelve months ended December 31, 2003	-	40.6	-
Issued pursuant to restricted stock units	0.5	-	-
Issued pursuant to stock options	-	-	-
Converted during the twelve months ended December 31, 2003, net	(1.0)	1.0	-
Balance, December 31, 2003	49.8	297.6	-

During 2003, the Company issued 11,500,000 Class B Non-Voting shares at a price of $3.75 per share. Net proceeds to the Company after deducting fees and expenses was $40.6.

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 Common and Class B Non-Voting Shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the Board of Directors. The number of Common Shares and Class B Non-Voting Shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding Common Shares and Class B Non-Voting Shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

13

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

The following is a continuity of stock options outstanding for which Common Shares have been reserved:

Common Shares	December 31, 2003
	Number Outstanding	Weighted- Average Exercise Price Per Share
Balance, December 31, 2002	926,250	8.25
Granted during the twelve months ended Dec 31, 2003	517,500	2.42
Exercised during the twelve months ended Dec 31, 2003	(883)	0.65
Cancelled during the twelve months ended Dec 31, 2003	(86,800)	6.99
Balance, December 31, 2003	1,356,067	6.11
Exercisable, December 31, 2003	9,100	0.66

The following table summarizes information about the Common Shares stock options outstanding at December 31, 2003:

Common Shares
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Dec 31, 2003	Weighted - Average Remaining Contractual Life in Years	Weighted - Average Exercise Price Per Share	Number Exercisable at Dec 31, 2003	Weighted - Average Exercise Price Per Share	Expiry Dates
$0.65 to $0.80	29,067	5.6	$0.66	9,100	$0.66	2009
$1.80	377,500	6.2	$1.80	-	-	2010
$4.35	108,000	6.6	$4.35	-	-	2010
$5.15	11,800	6.8	$5.15	-	-	2010
$8.50	829,700	5.3	$8.50	-	-	2009

During the twelve months ended December 31, 2003, there were no stock options granted for which Class B Non-Voting Shares have been reserved. As at December 31, 2003, there were no Class B Non-Voting Shares stock options outstanding. For stock options granted to employees, had the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870, the Company’s income/(loss) would have been reported as the pro forma amounts below:

14

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

			Pre-recapitalization
		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001

Loss	(35.3)	(57.7)	(91.8)	(1,524.7)
Pro forma loss	(37.0)	(58.9)	(91.8)	(1,524.7)
Pro forma basic and diluted loss per share	(1.34)	(2.47)	(20.26)	(336.95)

The weighted average fair value for options granted during the year ended December 31, 2003 is $1.61 and the nine month period ended December 31, 2002 is $5.60. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Risk free interest rate	2.85% to 3.50%	3.26% to 5.47%	-
Expected dividend yield	0%	0%	-
Expected volatility, Common Shares	107.6% to 108.3%	64.8% to 90.7%	-
Expected time until exercise, in years	3.0	3.0 to 7.0	-

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 15% or more of the Common Shares, or 20% of the aggregate Shares of the Company, the shareholders and the Board of Directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted stock units [“RSU’s”] are subject to vesting provisions, which may include, at the discretion of the Board of Directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the Common Shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 shares. The maximum term for any RSU is three years. The outstanding RSU’s vest in three annual installments of 33.3% each. The resulting compensation expense recorded for the twelve months ended December 31, 2003 is $1.6 [2002 - $0.1].

15

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

The following is a continuity of RSU’s outstanding for which Common Shares have been reserved:

Restricted Stock Units
December 31, 2003
Number Outstanding
Balance, December 31, 2002	585,500
Settled during year ended December 31, 2003	(239,499)
Balance, December 31, 2003	346,001

Deferred Share Unit Plan

On July 29, 2003 the Company adopted a Deferred Share Unit Plan [“DSUP”]. Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [“DSU’s”]. The number of DSU’s received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the Common Shares or Class B Non-Voting Shares as applicable on the Toronto Stock Exchange. DSU’s are redeemable upon the departure of the participant from the Company by the delivery of Common Shares or Class B Non-Voting Shares as applicable, equal to the number of DSU’s credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSU’s credited to the participant’s account multiplied by the closing price of the applicable shares on the Toronto Stock Exchange on the date of termination. If shares are to be delivered, the shares will be purchased on the Toronto Stock Exchange by an independent administrator. The resulting additional compensation expense recorded during the twelve months ended December 31, 2003 is negligible.

The following is a continuity of DSUP’s outstanding for which Common Shares have been reserved:

Deferred Share Units
December 31, 2003
Number Outstanding
Balance, December 31, 2002	-
Issued during the year ended December 31, 2003	8,892
Settled during the year ended December 31, 2003	(1,694)
Balance, December 31, 2003	7,198

Pre-recapitalization Common Shares

The Company was authorized to issue an unlimited number of Common Shares. The holders of Common Shares were entitled to one vote for each share held at any meeting of shareholders of the Company. The Common Shares were subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

16

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Pre-recapitalization Preferred Shares

The Company was authorized to issue in series an unlimited number of Preferred Shares of which none were outstanding at December 31, 2002 and 2001. The Board of Directors determined the rights and attributes when each series was issued.

Pre-recapitalization Class B Non-Voting Shares

The Class B Non-Voting Shares were created in October 1993 when each Common Share then outstanding was converted into one Common Share and one Class B Non-Voting Share.

The Class B Non-Voting Shares ranked pari passu with the Common Shares and Class C Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class B Non-Voting Shares were not entitled to vote at any meeting of shareholders of the Company.

Pre-recapitalization Class C Non-Voting Shares

The Class C Non-Voting Shares could not be held by parties other than Sprint, its affiliates and permitted associates. The Class C Non-Voting Shares ranked pari passu with Common Shares and Class B Non-Voting Shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of Class C Non-Voting Shares were not entitled to vote at any meeting of shareholders of the Company. However, the holders of the Class C Non-Voting Shares were entitled to elect up to three directors of the Company as long as they maintained a significant equity interest in the Company.

The Class C Non-Voting Shares could be converted into Class B Non-Voting Shares (on a share-for-share basis) at any time or Common Shares and Class B Non-Voting Shares (on the basis of one-half Common Share and one-half Class B Non-Voting Share for each Class C Non-Voting Share) in certain circumstances.

Number of Pre-recapitalization Shares	Common	Class B	Class C
Balance, December 31, 2000 and 2001	17,580,396	51,093,362	21,775,017
Issued pursuant to options	-	142,218	-
Cancelled pursuant to Plan of Arrangement [note 1]	(17,580,396)	(51,235,580)	(21,775,017)
Balance, December 31, 2002	-	-	-

Dollars, pre-recapitalization	Common	Class B	Class C
Balance, December 31, 2000 and 2001	124.8	863.5	347.8
Issued pursuant to options	-	-	-
Cancelled pursuant to Plan of Arrangement [note 1]	(124.8)	(863.5)	(347.8)
Balance, December 31, 2002	-	-	-

17

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

2002 Transactions

All pre-recapitalization Common Shares, pre-recapitalization Class B Non-Voting Shares and pre-recapitalization Class C Shares were cancelled pursuant to the Plan of Arrangement [note 1].

Pre-recapitalization Stock Options

All pre-recapitalization options of the Company were granted pursuant to the Plan from shares reserved for issuance upon the exercise of options granted under such Plan. At December 31, 2001, the Plan reserved a maximum of 2,640,333 Common Shares and 9,392,734 Class B Non-Voting Shares for issuance upon the exercise of options granted including shares reserved for issuance under options outstanding at the Plan initiation date, December 21, 1995. All shares reserved for issuance under the Plan were granted under the terms and conditions of the Plan. This Plan permitted the granting of options at a price no less than the closing price of the Common Shares or Class B Non-Voting Shares, as applicable, on the Toronto Stock Exchange on the first day preceding the date on which the option was granted that such shares trade, and for a term not to exceed 10 years from the date of grant. Options granted January 1, 1999 and onwards vested in three yearly installments of 33.3% each. Options granted prior to January 1, 1999 vested in four yearly installments of 15%, 20%, 25% and 40% respectively. During 2002, all outstanding pre-recapitalization options of the Company were cancelled pursuant to the Plan of Arrangement [note 1].

Pre-recapitalization Employee Plan

Effective July 1, 1999, the Company amended the Employee Plan to advance funds [“employer contributions”] to employees at the rate of $0.50 for each dollar contributed by the employee towards the purchase of Common Shares. Employer contributions vested 12 months after the funds were advanced. Effective January 31, 2002, employee contributions to the Employee Plan were suspended.

Prior to July 1, 1999, the Company contributed $0.15 for each dollar contributed by the employee toward the purchase of Class B Non-Voting Shares. Employees’ contributions were generally capped at 10% of gross wages. Shares acquired by employees were not subject to any vesting criteria.

All shares purchased under the Employee Plan were purchased on the open market.

18

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

10.  INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

			Pre-recapitalization
	2003	Nine Months Ended Dec 31, 2002	Three Months Ended March 31, 2002	2001

Income tax recovery based on the combined statutory rate of 37% (39% - 2002; 42% - 2001)	10.7	21.5	36.2	643.7
Tax effect of items not taxable (deductible) for tax	9.6	35.2	(3.7)	(449.7)
Unrecognized tax benefits of losses and temporary differences	(20.3)	(56.7)	(35.8)	(187.2)
Realization of income tax assets not recognized on implementation of fresh start accounting	(4.3)	-	-	-
Large corporations tax	(2.0)	(2.6)	1.0	(2.9)
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	-	-	3.3	4.0
Income taxes benefit (expense)	(6.3)	(2.6)	1.0	7.9

The benefit of tax items that arose prior to the application of fresh start accounting of $4.3 [2002 - nil] are recorded through a reduction of unamortized customer relationships.

Future income tax liability consists of tax (benefits) liabilities arising from:

	2003	2002

Benefits:
Taxable loss carryforwards	(383.8)	(297.0)
Accounting values of liabilities in excess of tax values	(56.9)	(38.9)
Total future tax benefit	(440.7)	(335.9)
Liabilities:
Accounting values of assets in excess of tax values	44.6	5.7
Total future income tax liability	44.6	5.7
Net future income tax benefit	(396.1)	(330.2)
Valuation allowance	396.1	330.2
Net future income tax liability	-	-

19

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

At December 31, 2003, the Company had approximately $985.1 in losses available for Canadian income tax purposes to reduce future years' taxable income. Income tax losses will expire as follows:

2006	221.2
2007	304.0
2008	207.4
2009	208.4
2010	44.1
985.1

At December 31, 2003, the Company had approximately $94.2 in losses available for U.S. income tax purposes to reduce future years' taxable income. Income tax losses will expire as follows:

2021	8.6
2022	72.0
2023	13.6
94.2

11.	FINANCIAL COMMITMENTS AND GUARANTEES

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates and agreements relating to the operations and maintenance of the network. In addition, the Company enters into agreements with suppliers to provide services and products that include minimum spend commitments.

The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office Space	Network Facilities	Other Services & Products
2004	14.3	21.5	26.1
2005	13.7	13.1	23.5
2006	13.0	3.9	15.9
2007	4.9	2.5	-
2008	2.7	1.8	-
Thereafter	5.7	10.0	-
	54.3	52.8	65.5

On April 10, 2002, the Company and Sprint executed an agreement [the “Sprint Agreement”] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement is for a period of 10 years commencing April 1, 2002. The Sprint Agreement requires Sprint or its affiliates to provide various products and services to the Company. In addition, the Company continues to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint

20

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

have agreed to treat each other with “preferred partner” status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

Periodically in the normal course of conducting its business, the Company enters into various dispositions of its excess fibre, land interests, switch equipment and other related assets. The terms of these agreements generally include representations and warranties concerning the assets being sold. As well, indemnities for breach of these representations and warranties may be provided to the purchaser, usually limited to the value of the particular transaction.

A review of the major dispositions of the Company and its predecessors has been conducted to establish a summary of the outstanding indemnities. Terms of agreements generally provide for a limitation of losses and to the best of its knowledge the Company considers the exposure under the indemnities it has provided are unlikely to result in claims representing a material amount.

Occasionally, in the normal course of business the Company provides guarantees of third party performance in respect of customer lease arrangements. The current total of these obligations is approximately $0.6.

12.	CONTINGENCIES

Litigation

On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to an application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a “change in control agreement” with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. On February 20, 2004, the Court of Appeal decided in favour of the Company on the appeal of the Superior Court decision [note 21]. The funds held in trust by Computershare Investor Services Inc. were released during 2002.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13.	ACQUISITIONS

On July 15, 2003, the Company acquired certain assets of Mosaic Performance Solutions Canada (MPS Canada), a reseller of private label long distance services, from its parent group Mosaic Group Inc. The assets acquired include working capital valued at $3.3, computer equipment, software, furniture and fixture assets valued at $2.7 and customer relationships valued at $13.7. This acquisition has been accounted for as a business acquisition using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to net identifiable assets acquired based on their estimated fair values. This business will operate as eForce, a division of a subsidiary of the Company.

21

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6 respectively. The Company also has a call right under a contractual arrangement with a member of the Company’s management who owns 51% of the outstanding voting rights of Time iCR Inc. As a result, while the Company does not have voting control of Time iCR Inc., the Company has determined under generally accepted accounting principles it will consolidate its interest in Time iCR Inc.. On February 13, 2004 the Company acquired the remaining 25% non-voting shares and 76% voting shares of Time iCR.

On January 10, 2001, the Company acquired the 50% interest in NorthPoint Joint Venture owned by NorthPoint Communications Group Inc. for $8.0 by way of redemption of shares. As a result, NorthPoint Canada Enterprises Inc., which subsequently amalgamated and changed its name to 3989828 Canada Inc., is now a wholly-owned subsidiary.

These acquisitions were accounted for using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. In each acquisition, the purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14.	RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint, which maintains an approximate 6.7% equity interest in the Company, through its subsidiary, Sprint. These transactions were made at market prices under normal trade terms and conditions. In addition, a royalty payment based on revenues is paid to Sprint [note 11]. At December 31, 2003, the net balance due to Sprint and its affiliates is $12.9 [2002 - $16.1]. Revenue, carrier charges and royalty costs transactions with Sprint and its affiliates for each of the periods in the three years ended December 31 are as follows:

			Pre-recapitalization
	2003	Nine Months Ended Dec 31, 2002	Three Months Ended March 31, 2002	2001
Revenue	27.0	14.9	5.5	23.3
Carrier charges	27.6	33.7	11.4	37.9
Royalty costs	19.5	19.5	-	-

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in sales of telecommunication services with Cybersurf Corp., in which the Company maintains an approximate 5% equity interest and has a right to appoint two positions on its Board. These transactions were made at market prices under normal trade terms and conditions. At December 31, 2003, the net balance prepaid by Cybersurf Corp. is $0.1 [2002 - $0.3]. Included in revenue are transactions with Cybersurf Corp. for each of the periods in the three years ended December 31 as follows:

22

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

			Pre-recapitalization
	2003	Nine Months Ended Dec 31, 2002	Three Months Ended March 31, 2002	2001
Revenue	3.2	1.8	0.6	2.9

15.	RESTRUCTURING AND OTHER CHARGES

Pre-recapitalization
2003	Nine Months Ended Dec 31, 2002	Three Months Ended March 31, 2002	2001
Non-recoverable fibre maintenance costs (a)	7.0	-	-	-
Special charge (b)	-	30.5	-	17.4
Writedown of goodwill (c)	-	-	-	1,071.1
Loss on closure of subsidiary (d)	-	-	-	21.2
	7.0	30.5	-	1,109.7

(a)
During 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that will be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company has determined there is no reasonable prospect of recovery.

(b)
In 2002, the Company recorded a special charge of $19.8 for severance, facility, lease and contract termination costs incurred as part of its plan to further streamline and focus on its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets. As at December 31, 2003, $4.7 of the provision was included in accounts payable and accrued liabilities. Approximately $0.3 will be paid by March 31, 2004 and the remainder will be paid over the terms of the related leases up to a maximum period of 7 years.

During 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets. As at December 31, 2003, none of the provision was included in accounts payable and accrued liabilities.

(c)
In 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii) the decrease in the Company’s revenue base.  The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets, including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over

23

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was 4 years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company’s average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management’s best estimates.

(d)
In 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge included $18.6 for writedown of capital assets and $2.6 for severance and contract termination costs.

16.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of Common Shares and Class B Non-Voting Shares outstanding during the period after recapitalization [December 31, 2003 - 27,484,447; December 31, 2002 - 23,839,638]. Earnings (loss) per share for the prior years and three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of Pre-recapitalization Common Shares, Pre-recapitalization Class B Non-Voting Shares and Pre-recapitalization Class C Non-Voting Shares outstanding during the year. The Pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 - 4,529,550]. Due to a loss for all periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

24

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

17.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

			Pre-recapitalization
		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	March 31, 2002	2001

Accounts receivable	37.8	24.0	23.1	44.5
Other current assets	(43.3)	40.7	1.0	21.8
Accounts payable and accrued liabilities	(2.0)	(4.4)	(32.4)	(129.4)
Net change in non-cash working capital balances related to operations	(7.5)	60.3	(8.3)	(63.1)

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were increased (reduced) by accrued amounts as follows:

			Pre-recapitalization
		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	Mar 31, 2002	2001
Accrued amounts	(2.2)	8.2	(3.8)	(2.0)

During 2003, the Company entered into an agreement to swap fibre valued at $1.9 in exchange for consideration of fibre valued at the same amount. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

During 2002, the Company acquired capital assets of $13.2 in exchange for consideration of cash in trust of $13.2. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

During 2001, the Company disposed of capital assets of $15.0 in exchange for consideration of capital assets of $15.0. Accordingly, these transactions are not reflected in the consolidated statements of cash flows.

25

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Other Information

			Pre-recapitalization
		Nine Months Ended	Three Months Ended
	2003	Dec 31, 2002	March 31, 2002	2001
Cash received for interest	4.2	3.4	6.2	18.1
Cash paid for interest	46.8	52.3	18.3	99.7
Cash paid for capital and income taxes	3.4	9.9	0.5	2.2

18.	ADDITIONAL FINANCIAL INFORMATION

[a]	Fair Values

The carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2003 and 2002 are as follows:

	2003		2002

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and cash equivalents	56.5	56.5	34.1	34.1
Short-term investments	93.6	93.6	90.9	90.9
Accounts receivable	42.7	42.7	89.3	89.3
Other current assets	48.9	48.9	4.4	4.4
Investment in Cybersurf Corp.	0.4	0.3	0.4	0.2

Financial liabilities
Accounts payable and accrued liabilities	159.1	159.1	159.4	159.4
Long-term liabilities	424.1	422.7	511.8	293.4

The fair values of the Company’s financial instruments have been determined as outlined below, however, the estimated fair values do not necessarily represent amounts that the Company could potentially realize or be obligated to pay in a current market exchange between arm’s length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities

The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, other current assets, and accounts payable and accrued liabilities approximate fair values due to their current nature.

26

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Investment in Cybersurf Corp.

The fair value of the Company’s investment in Cybersurf Corp. is based on the closing price on The Canadian Venture Exchange.

 Long-term liabilities

The Company’s debt trades over-the-counter and is not listed on an exchange. The fair value of the Company’s long-term debt is estimated based on current trading values using best estimates. The fair value of the Company’s right of way liability is based on discounted future cash flows and approximates carrying value.

[b] Other Disclosures

Credit Risk

Short-term investments are placed exclusively with entities having ratings of at least A-1, A-2, P-1 or P-2 by recognized debt rating agencies.

The Company’s accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Currency Agreements

The Company has not entered into any cross-currency swap agreements to mitigate its exposure to fluctuations in the relationship between the Canadian and U.S. dollars created by the Company’s U.S. dollar denominated debt obligation. As a result, the Company is exposed to risk of currency fluctuation for the U.S. $458.6 that will be paid in principal and interest over the remaining term of this instrument.

19.	SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data, local and wireless telecommunications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Solutions, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services. During 2003, the Company changed the presentation by customer segment to better align with the management structure. Accordingly, segmented information of previous periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

27

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Customer Segments

	Consumer Services	Business Solutions	Carrier Services	Corporate and other	Total

Twelve months ended December 31, 2003
Long distance	176.5	153.6	162.8	-	492.9
Data	15.2	134.0	50.1	-	199.3
Local	75.9	31.0	4.8	-	111.7
Wireless	1.4	-	-	-	1.4
Total revenues	269.0	318.6	217.7	-	805.3
Operating costs	(95.3)	(63.0)	(7.9)	(131.4)	(297.6)
	173.7	255.6	209.8	(131.4)	507.7
Carrier costs					(409.9)
Restructuring and other charges					(7.0)
Depreciation and amortization					(156.8)
Operating loss					(66.0)

	Consumer Services	Business Solutions	Carrier Services	Corporate and other	Total

Nine months ended December 31, 2002
Long distance	136.7	110.6	125.6	-	372.9
Data	15.5	107.3	43.6	-	166.4
Local	43.3	14.2	2.1	-	59.6
Wireless	-	-	-	-	-
Total revenues	195.5	232.1	171.3	-	598.9
Operating costs	(71.3)	(43.7)	(13.7)	(98.6)	(227.3)
	124.2	188.4	157.6	(98.6)	371.6
Carrier costs					(335.7)
Restructuring and other charges					(30.5)
Gain on repurchase of long-term debt					93.1
Net gain on sale of capital assets and rights					9.4
Depreciation and amortization					(120.3)
Operating loss					(12.4)

28

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

	Consumer Services	Business Solutions	Carrier Services	Corporate and other	Total

Three months ended March 31, 2002
Long distance	46.4	39.7	44.6	-	130.7
Data	5.9	37.6	15.4	-	58.9
Local	9.4	2.5	0.3	-	12.2
Wireless	-	-	-	-	-
Total revenues	61.7	79.8	60.3	-	201.8
Operating costs	(22.7)	(16.7)	(2.8)	(30.9)	(73.1)
	39.0	63.1	57.5	(30.9)	128.7
Carrier costs					(116.8)
Depreciation and amortization					(41.8)
Operating loss					(29.9)

	Consumer Services	Business Solutions	Carrier Services	Corporate and other	Total

Twelve months ended December 31, 2001
Long distance	244.1	159.9	220.5	-	624.5
Data	36.3	171.3	70.1	-	277.7
Local	22.4	3.4	0.4	-	26.2
Wireless	-	-	-	-	-
Total revenues	302.8	334.6	291.0	-	928.4
Operating costs	(92.1)	(70.4)	(13.1)	(109.1)	(284.7)
	210.7	264.2	277.9	(109.1)	643.7
Carrier costs					(508.9)
Restructuring and other charges					(1,109.7)
Net gain on sale of capital assets and rights					6.1
Depreciation and amortization					(213.1)
Operating loss					(1,181.9)

29

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

20.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

	2003 3	20023

Balance Sheets - Assets

Canadian GAAP - Current Assets	241.7	218.7
Investment available for sale (a)	0.3	0.2
U.S. GAAP - Current Assets	242.0	218.9

Canadian GAAP - Capital Assets	515.2	600.0
Capitalized interest (c)	5.9	7.1
Writedowns and fresh start adjustments (b)	89.7	89.7
Writedown of assets held for sale (b)	(78.6)	(78.6)
Depreciation of writedowns and fresh start adjustments (b)	(3.1)	(1.6)
Disposal of writedowns and fresh start adjustments (b)	(1.7)	-
U.S. GAAP - Capital Assets	527.4	616.6

Canadian GAAP - Other Assets	80.7	101.1
Investment available for sale (a)	(0.4)	(0.4)
Writedowns and fresh start adjustments (b)	4.3	-
U.S. GAAP - Other Assets	84.6	100.7

U.S. GAAP - Total Assets	854.0	936.2

30

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

	2003	2002
Balance Sheets - Liabilities

Canadian GAAP - Accounts Payable and Accrued Liabilities	159.1	159.4
Disposal gain not recognized under fresh start accounting (b)	(0.9)	-
U.S. GAAP - Accounts Payable and Accrued Liabilities	158.2	159.4

Canadian GAAP - Future Income Tax Liability	-	-
Future income tax liability (b)	21.3	28.3
U.S. GAAP - Future Income Tax Liability	21.3	28.3

Canadian GAAP - Long-term Liabilities	424.1	511.8
Future interest payments on long-term debt (b)	205.6	301.5
U.S. GAAP - Long-term Liabilities	629.7	813.3

U.S. GAAP - Total Liabilities	809.2	1,001.0

Balance Sheets - Shareholders’ Equity
Canadian GAAP - Capital Stock	347.4	306.3
Share purchase incentives	4.6	4.6
Reduction in stated capital (f)	10.7	10.7
Recapitalization adjustments (b)	(6.5)	(6.5)
Writedowns and fresh start adjustments (b)	1,036.3	1,036.3
Issue of capital stock (b)	187.9	187.9
U.S. GAAP - Capital Stock	1,580.4	1,539.3

Canadian GAAP - Deficit	(93.0)	(57.7)
Share purchase incentives	(4.6)	(4.6)
Reduction in stated capital (f)	(10.7)	(10.7)
Writedowns and fresh start adjustments (b)	(1,671.8)	(1,671.8)
Reduction of intangible assets (b)	4.3	-
Depreciation not recognized under fresh start accounting (b)	(3.1)	(1.6)
Income tax benefit related to future tax liability (b)	14.7	6.1
Interest expense on long-term debt (b)	88.2	43.6
Gain on repurchase of long-term debt (b)	81.9	81.9
Foreign exchange gain on long-term debt (b)	55.2	3.9
Loss on disposal of capital assets	(0.8)	-
Capitalized interest (c)	5.9	7.1
Change in enacted tax rate (e)	(1.6)	-
U.S. GAAP - Deficit	(1,535.4)	(1,603.8)

Canadian GAAP - Other Comprehensive Income (Loss)	-	-
Unrealized losses on investment available for sale	(0.2)	(0.3)
U.S. GAAP - Other Comprehensive Income (Loss)	(0.2)	(0.3)

Total U.S. GAAP Shareholders’ Equity (Deficiency)	44.8	(64.8)

Total U.S. GAAP Liabilities and Shareholders’ Equity (Deficiency)	854.0	936.2

31

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Statements of Operations
	2003	2002	2001

Net income (loss) for the 12 months ended December 31 based on Canadian GAAP	(35.3)	(149.5)	(1,524.7)
Recapitalization and fresh start adjustments (b)	-	(93.8)	-
Reduction of intangible assets (b)	4.3	-	-
Gain on repurchase of long-term debt (b)	-	81.9	-
Interest expense on long-term debt (b)	44.6	43.6	-
Foreign exchange gain on long-term debt (b)	51.3	3.9	-
Incremental loss on disposal and writedown regarding
capitalized interest (c)	(0.2)	(4.6)	(2.4)
Depreciation not recognized under fresh start accounting (b)	(1.5)	(1.6)	-
Capitalized interest, net of depreciation (c)	(1.0)	(1.0)	2.9
Loss on disposal of capital assets	(0.8)	-	-
Income tax benefit from future income tax liability (b)	8.6	6.1	-
Amortization of integration costs capitalized (d)	-	-	(1.0)
Writedown of integration costs capitalized (d)	-	-	(22.7)
Change in enacted tax rate (e)	(1.6)	-	9.0
Net income (loss) before extraordinary items for the 12 months ended December 31 based on U.S. GAAP	68.4	(115.0)	(1,538.9)
Extraordinary item - gain on debt restructuring (b)	-	1,292.5	-
Net income (loss) after extraordinary items for the 12 months ended December 31 based on U.S. GAAP	68.4	1,177.5	(1,538.9)
Unrealized gain (loss) on investment available for sale	0.1	(0.1)	(0.2)
Comprehensive income (loss) for the 12 months ended December 31 based on U.S. GAAP	68.5	1,177.4	(1,539.1)
U.S. GAAP Earnings (Loss) Per Share - Basic
Net income (loss) before extraordinary items - basic	2.49	(6.03)	(17.01)
Extraordinary item - basic	-	67.75	-
Net income (loss) - basic	2.49	61.72	(17.01)

U.S. GAAP Earnings (Loss) Per Share - Diluted
Net income (loss) before extraordinary items - diluted	2.47	(6.03)	(17.01)
Extraordinary item - diluted	-	67.71	-
Net income (loss) - diluted	2.47	61.68	(17.01)

32

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

Statements of Cash Flows
	2003	2002	2001
Cash provided by (used in) operating activities based on Canadian GAAP	33.7	6.1	(27.2)
Interest expense on long-term debt (b)	-	43.6	-
Cash provided by (used in) operating activities based on U.S. GAAP	33.7	49.7	(27.2)

Cash provided by (used in) investing activities based on Canadian and U.S. GAAP	(49.7)	154.2	(262.9)

Cash provided by (used in) financing activities based on Canadian GAAP	38.4	(29.9)	5.7
Recapitalization adjustments (b)	-	(111.8)	-
Interest expense on long-term debt (b)	-	(43.6)	-
Cash provided by (used in) financing activities based on U.S. GAAP	38.4	(185.3)	5.7

Net increase (decrease) in cash and cash equivalents for the 12 months ended December 31 based on U.S. GAAP	22.4	18.6	(284.4)

(a)
Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

(b)
Under Canadian GAAP, the Company’s capital reorganization and comprehensive revaluation of assets and liabilities is accounted for under fresh start accounting. U.S. GAAP does not recognize the recapitalization adjustments, writedowns and the elimination of the deficit made under fresh start accounting [note 1].

Under U.S. GAAP, the Company’s debt restructuring is accounted for in accordance with Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” [“SFAS 15”]. The fair value of the equity interest granted to Sprint of $25.0 and the fair value of the equity interest granted to the noteholders of $163.1, reduced by direct issuance costs of $0.2, are added to capital stock.

Under U.S. GAAP, the impairment in value of assets held for sale of $78.6 is accounted for in accordance with “Accounting for the Impairment or Disposal of Long-lived Assets” [“SFAS 144”]. The reduction in the value of other in-use capital assets of $11.1 made under Canadian GAAP does not apply under U.S. GAAP. Under U.S. GAAP, an additional $1.5 of depreciation would have been expensed during 2003 [2002 - $1.6].

Under Canadian GAAP, the Q1 2002 royalty payment to Sprint of $4.9 was accounted for under the restructuring. Under U.S. GAAP, the payment is included in the statement of operations of the current period.

Under U.S. GAAP, the gain on debt restructuring is determined in accordance with SFAS 15. The fair value of the assets transferred to the noteholders include cash and an equity interest, net of issuance costs. The remaining direct costs of the Plan of Arrangement of $18.3 are deducted in measuring the gain on restructuring. Also included in the determination of the gain is the carrying amount of the pre-recapitalization notes cancelled, and accrued interest thereon, net of related deferred financing costs,

33

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

and the carrying amount of the newly issued Senior Secured Notes due 2008, accrued interest thereon, and future interest payments.

Under Canadian GAAP, the future income tax liability was valued at nil under the application of fresh start accounting. Under U.S. GAAP, the value of the future income tax liability is not impacted by the debt restructuring.

Under Canadian GAAP, the benefit of tax items that arose prior to the application of fresh start accounting of $4.3 [2002 - nil] are recorded through a reduction of unamortized customer relationships. Under U.S. GAAP, the reduction is not applied.

Additional information regarding the Company’s financial reorganization is presented in note 1.

(c)
Under U.S. GAAP, interest expense to date of $5.9 [2002 - $7.1, 2001 - $12.7] would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts have been expensed.

(d)
Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Therefore, for U.S. GAAP, these integration costs were included as part of the cost used to determine the writedown of goodwill which occurred at September 30, 2001 [note 15]. Under Canadian GAAP, these integration costs were previously expensed.

(e)
Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

(f)
Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

(g)
Under Canadian GAAP, the Company accounted for its investment in a joint venture using the proportionate consolidation method in 2000 prior to the joint venture becoming a wholly-owned subsidiary in 2001. Under U.S. GAAP, the Company should account for its investment in the joint venture using the equity method. However, as permitted by the United States Securities and Exchange Commission, this difference in accounting has not been reflected in the U.S. GAAP amount above.

(h)
Under Canadian GAAP, stock options are accounted for at the date of exercise when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for in accordance with Accounting Principles Board [“APB”] Opinion 25, such that the excess of the market value of the shares over the exercise price is expensed and charged to income with a corresponding increase to capital stock over the vesting period. Certain stock options are considered to be part of a variable stock option plan under U.S.

34

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

GAAP in accordance with Financial Accounting Standards Board Interpretation Number 44 and as such compensation expense is recorded for the excess of the market value of the shares over the exercise price at each reporting period [2003, 2002 and 2001 - nil].

(i)	U.S. GAAP SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

(j)	U.S. GAAP does not recognize the disclosure of any subtotal of the amount of cash, cash equivalents and short-term investments in the consolidated balance sheets.

(k)	U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

Additional Information

U.S. GAAP also requires additional disclosures of information shown below.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 [“SFAS 123”], which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. The Company has utilized the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2003	2002	2001
Risk free interest rate	2.85% to 3.50%	3.26% to 5.47%	3.83% to 5.52%
Expected dividend yield	0%	0%	0%
Expected volatility, Common Shares	107.6% to 108.3%	64.8% to 90.7%	71.1% to 77.8%
Expected volatility, Class B Non-Voting Shares	-	-	75.4% to 90.4%
Expected time until exercise, in years	3.0	3.0 to 7.0	3.0

The weighted average fair value of all options granted is estimated at $1.61 per share in 2003 [2002 - $5.60, 2001 - $0.63].

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operating expense over the options’ vesting period. The Company’s pro forma information is as follows:

	2003	2002	2001
U.S. GAAP pro forma net income (loss)	66.7	1,176.2	(1,539.6)
U.S. GAAP pro forma basic income (loss) per share	2.43	61.66	(17.02)

Selling, general and administration costs of $267.5 [2002 - $250.4; 2001 - $252.0], advertising costs of $14.2 [2002 - $18.4; 2001 - $17.1], lease rental costs of $15.0 [2002 - $15.0; 2001 - $15.5], and bad debt costs of $0.9 [2002 - $16.6; 2001 - $0.1] were expensed as incurred during the year under both Canadian and U.S. GAAP.

35

Call-Net Enterprises Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[millions of Canadian dollars, unless otherwise indicated]

New Pronouncements

The Financial Accounting Standards Board [the “FASB”] has issued Interpretation No. 46, “Consolidation of Variable Interest Entities” in December 2003. Similar to AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether an entity is a variable interest entity to the Company for consolidation purposes. The Company will adopt the requirements of Interpretation 46 and is currently reviewing the impact of the Interpretation.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” [“Interpretation 45”]. Interpretation 45 requires disclosure by a guarantor regarding its obligations under certain guarantees it has issued, effective December 31, 2002. Interpretation 45 also requires recognition of a liability for the fair value of its obligations under guarantees issued after December 31, 2002. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” [“SFAS 148”]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based compensation. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

21.	SUBSEQUENT EVENT

On February 20, 2004, the Court of Appeal of Ontario agreed with the trial judge and dismissed the appeal of an earlier decision regarding a "change in control agreement" [note 12]. The appellants have 60 days in which to seek leave to appeal to the Supreme Court of Canada.

36

CONSENT OF ERNST & YOUNG LLP

To the Directors of
Rogers Communications Inc.

We consent to the use of our report to the shareholders of Call-Net Enterprises Inc. on the consolidated financial statements as at and for the year ended December 31, 2003 prior to the adjustments for changes in Call-Net Enterprises Inc.’s accounting policies described in Note 2 to the consolidated financial statements as at and for the year ended December 31, 2004 in the Business Acquisition Report of Rogers Communications Inc. dated September 13, 2005 relating to the of acquisition of Call-Net Enterprises Inc. Our report is dated February 13, 2004 (except for note 21 which is at February 20, 2004).

/s/ Ernst & Young LLP
Chartered Accountants

Toronto, Canada
September 13, 2005

Exhibit D

Unaudited interim consolidated financial statements of Call-Net Enterprises Inc. as at June 30, 2005 and for the three and six month periods ended June 30, 2005 and June 30, 2004.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ROGERS TELECOM HOLDINGS INC.

(FORMERLY CALL-NET ENTERPRISES INC.)

JUNE 30, 2005

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

       (millions of Canadian dollars)
	June 30, 2005	December 31, 2004

ASSETS
Cash and cash equivalents	43.8	38.9
Short-term investments	21.7	34.8
Cash, cash equivalents and short-term investments	65.5	73.7
Accounts receivable (note 2)	29.0	22.8
Other current assets (note 3)	33.6	30.2
Total current assets	128.1	126.7
Capital assets (note 4)	429.5	458.3
Intangible assets (note 5a)	35.4	52.2
Other assets (note 5b)	11.9	11.7
Total assets	604.9	648.9
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities (note 6)	140.1	149.7

Long-term debt (note 7a)	273.4	268.5

Other long-term liabilities (note 7b)	47.1	53.3

Shareholders' equity Capital stock (note 8) Common shares, unlimited authorized	42.8	49.7
Class B non-voting shares, unlimited authorized	306.6	298.5
Preferred shares, unlimited authorized	-	-
Contributed surplus	4.4	4.4
Deficit	(209.5)	(175.2)
Total shareholders' equity	144.3	177.4
Total liabilities and shareholders' equity	604.9	648.9

Subsequent event (note 15)
See accompanying notes to the interim consolidated financial statements.

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

(millions of Canadian dollars, except per share amounts or otherwise indicated)

Three Months Ended June 30, 2005	Six Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004

Revenue	217.4	433.2	200.8	403.3
Carrier charges	100.6	198.0	100.5	195.6
Gross profit	116.8	235.2	100.3	207.7

Operating costs	85.2	167.8	77.9	158.8
Special charges (note 15)	2.2	2.2	-	-
Realignment, restructuring and other charges (note 12)	-	(0.4)	-	-
Depreciation and amortization (notes 4 and 5)	36.4	73.5	35.7	72.5
Operating loss	(7.0)	(7.9)	(13.3)	(23.6)

Loss on sale of capital assets (note 4)	-	-	(0.9)	(0.9)
Loss on repurchase of long-term debt (note 7a)	-	-	-	(4.0)
Reversal of change in control provision (note 10)	-	-	-	4.7
Interest on long-term debt	(7.3)	(14.6)	(8.0)	(17.7)
Interest and other expense	(3.2)	(6.4)	(4.2)	(6.4)
Foreign exchange loss	(4.2)	(6.8)	(6.4)	(14.5)
Loss before taxes	(21.7)	(35.7)	(32.8)	(62.4)
Income tax benefits (expense)	0.4	1.4	(0.3)	(0.6)
Net loss for the period	(21.3)	(34.3)	(33.1)	(63.0)

Deficit, beginning of period	(188.2)	(175.2)	(126.7)	(96.8)
Deficit, end of period	(209.5)	(209.5)	(159.8)	(159.8)

Basic and diluted loss per share (note 13)	(0.59)	(0.96)	(0.93)	(1.77)

See accompanying notes to the interim consolidated financial statements.

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(millions of Canadian dollars)
Three Months Ended June 30, 2005	Six Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
				Restated (note 2)
OPERATING ACTIVITIES Net loss for the period	(21.3)	(34.3)	(33.1)	(63.0)
Add (deduct) operating items not requiring cash: Depreciation and amortization (notes 4 and 5)	36.4	73.5	35.7	72.5
Unrealized foreign exchange loss on long-term debt	3.6	4.9	6.7	12.7
Realignment and other charges (note 12)	-	(0.4)	-	-
Reversal of change in control provision (note 10)	-	-	-	(4.7)
Loss on repurchase of long-term debt (note 7a)	-	-	-	4.0
Loss on sale of capital assets (note 4)	-	-	0.9	0.9
Other non-cash operating expenses	0.6	1.5	0.8	2.1
Cash provided by operations before changes in non- cash working capital	19.3	45.2	11.0	24.5
Net change in non-cash working capital balances related to operations	(19.9)	(21.8)	(6.5)	28.1
Cash provided by (used in) operating activities	(0.6)	23.4	4.5	52.6

INVESTING ACTIVITIES Purchase of short-term investments	(21.7)	(73.7)	(30.3)	(32.9)
Proceeds from short-term investments	52.0	86.8	12.6	81.2
Acquisition of capital assets	(11.8)	(28.0)	(10.6)	(24.6)
Acquisition of Bell/GT asset option (note 11)	(1.7)	(1.7)	-	-
Acquisition of intangible assets	-	(1.6)	-	-
Net proceeds on disposal of capital assets	-	-	0.4	0.4
Increase in long-term investments (note 5)	-	-	(0.2)	(0.2)
Cash provided by (used in) investing activities	16.8	(18.2)	(28.1)	23.9
FINANCING ACTIVITIES
Decrease in right-of-way liability	(0.3)	(0.6)	(0.5)	(0.9)
Issuance of common shares	0.3	0.3	-	-
			-
Repurchase of long-term debt (note 7a)	-	-		(104.8)
Cash used in financing activities	-	(0.3)	(0.5)	(105.7)
Net increase (decrease) in cash and cash equivalents during the period Cash and cash equivalents, beginning of period	16.2 27.6	4.9 38.9	(24.1) 51.4	(29.2) 56.5
Cash and cash equivalents, end of period	43.8	43.8	27.3	27.3

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Cash received for interest	0.7	1.3	0.4	2.1
Cash paid for interest	16.1	17.2	17.3	20.2
Cash paid for capital and income taxes	0.9	1.7	0.9	1.9
See accompanying notes to the interim consolidated financial statements.

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

1.  BASIS OF PRESENTATION

Rogers Telecom Holdings Inc., formerly Call-Net Enterprises Inc. (the ‘Company’), through its various subsidiaries, including Rogers Telecom Inc. (formerly Sprint Canada Inc.), Call-Net Technology Services Inc., Call-Net Communications Inc., Call-Net Carrier Services Inc. and AlternaCall Inc., is an alternative provider of long distance, data, local and wireless telecommunications services to business and residential customers. The interim consolidated financial statements of the Company have been prepared using accounting principles that are in conformity with Canadian generally accepted accounting principles (Canadian GAAP), which are the same as those used in preparing the most recent annual consolidated statements.

Effective July 1, 2005, the Company was acquired by Rogers Communication Inc. (note 15).

These interim consolidated financial statements should be read in conjunction with the most recently prepared annual consolidated financial statements. The financial information included herein reflects all adjustments that, in management’s opinion, are necessary for the fair presentation of the interim periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Accounting Changes and Recently Issued Accounting Pronouncements

Vendor rebates

In January 2005, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA) amended EIC-144, ‘Accounting by a customer (including a reseller) for certain consideration received from a vendor’. The standard is effective retroactively for periods commencing on or after February 15, 2005. The standard requires companies to recognize the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels, as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable. Otherwise, the rebates should be recognized as purchasing milestones are achieved. The Company has reviewed this interpretation and determined there is no material impact as a result of adopting EIC-144.

Variable interest entities

In December 2004, the CICA issued revised Accounting Guideline 15, ‘Consolidation of Variable Interest Entities’ (AcG-15), which was adopted by the Company effective January 1, 2005. AcG-15 clarifies the application of consolidation to those entities defined as ‘variable interest entities’ (VIEs), which are certain entities in which equity investors do not have the characteristics of a ‘controlling financial interest’ or there is not sufficient equity at risk for the entity to finance its own activities without additional subordinated financial support. VIEs will be consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs expected losses and/or expected residual returns. The Company has reviewed this interpretation and determined there is no impact as a result of adopting AcG-15.

1

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

2.  ACCOUNTS RECEIVABLE

	June 30, 2005	December 31, 2004
	30.6	27.5
	0.9	0.6
Allowance for doubtful accounts	(2.5)	(5.3)
	29.0	22.8

Accounts Receivable Securitization Program

In 2003, the Company entered into a five-year accounts receivable securitization program permitting it to sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the Trust) to a maximum of $55.0, which was fully utilized as at June 30, 2005 and December 31, 2004. The Company remains exposed to certain risks of default on the amount of the receivables under securitization. The total amount transferred to the Trust as at June 30, 2005 was $70.5 (December 31, 2004 - $82.3). The Company retains on-going servicing responsibilities, and has a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales are on a fully-serviced basis and the Company does not receive any fees for its on-going servicing responsibilities. The servicing liability as at June 30, 2005 was $0.2 (December 31, 2004 - $0.3). The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

During the quarter ended June 30, 2005, the Company recognized a loss of $2.7 (2004 - $2.2) on the securitization of receivables, and a gain on servicing of $0.1 (2004 - $0.1 loss). The Company measures the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately one per cent. The sensitivity of the current fair value of the retained interest to a 10 to 20 per cent adverse change in this assumption is not material.

Cash flows from the securitization for the quarter are as follows:

	June 30, 2005	June 30, 2004
Proceeds from new securitizations during the quarter	-	-
Proceeds from collections reinvested during the quarter	133.6	125.4
Proceeds from collections pertaining to the retained interest during the quarter	40.1	48.4

Commencing in the fourth quarter of 2004, the Company presents proceeds from sales of accounts receivables within cash flows from operations on the statement of cash flows. Previously, these had been classified as investing activities. The comparative figures have been restated to conform to the current presentation.

3.   OTHER CURRENT ASSETS

	June 30, 2005	December 31, 2004
Retained interest in securitized receivables	16.5	24.8
Restricted cash (note 10)	6.1	-
Other	11.0	5.4
	33.6	30.2

During the three months ended March 31, 2005, the Company entered into an agreement with a related party (by virtue of the Company’s equity interest of an approximate 7.3 per cent and board representation) to provide the related entity with a line of credit for services provided by the Company to a

2

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

maximum of $1.0. Repayments against the outstanding balance will commence no later than December 31, 2005 and all amounts drawn must be fully repaid by October 31, 2006. Interest will be applied to the outstanding balance at an annualized compounded interest rate of 10.25 per cent commencing March 31, 2006. As of June 30, 2005, the outstanding balance of $1.0 is included in other current assets.

4.   CAPITAL ASSETS

	June 30, 2005			December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Multiplex and telephone switch equipment	504.9	232.6	272.3	491.4	197.6	293.8
Fibre optic cable	109.9	23.7	86.2	109.8	19.9	89.9
Computer equipment and software	189.3	136.8	52.5	175.1	121.7	53.4
Buildings	14.1	1.3	12.8	14.1	1.1	13.0
Leasehold improvements	12.8	10.5	2.3	12.2	9.5	2.7
Furniture and fixtures	10.4	7.6	2.8	10.4	5.4	5.0
Land	0.6	-	0.6	0.5	-	0.5
	842.0	412.5	429.5	813.5	355.2	458.3

Details of depreciation expense are as follows:
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005	June 30, 2004	June 30, 2004
Depreciation on capital assets	28.2	57.1	28.3	57.7
Accretion expense on asset retirement liability	0.1	0.2	0.1	0.2
	28.3	57.3	28.4	57.9

Included in capital assets are assets under construction and not yet being depreciated of $23.5 (2004 - $18.9).

Included in fibre optic cable assets are right-to-use fibres under indefeasible right of use (IRU) agreements with original terms extending to 20 years and net book value totaling $3.0 (2004 - $3.3).

During the three months ended June 30, 2004, the Company entered into an agreement to dispose of network access servers having a net book value of $1.3 for proceeds of $0.4, for a loss on sale of $0.9.

5.   INTANGIBLE AND OTHER ASSETS

(a) Intangible Assets
	June 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Customer relationships	126.1	90.7	35.4	126.7	74.5	52.2

3

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Details of amortization expense are as follows:
	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Amortization of customer relationships	8.1	16.2	7.3	14.6

(b) Other Assets
	June 30, 2005	December 31, 2004
Prepaid right-of-way	4.6	5.9
Deferred costs and other assets	6.7	5.2
Investment, at cost	0.6	0.6
	11.9	11.7

Details of amortization expense are as follows:
	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005	Three Months Ended June 30, 2004	Three Months Ended June 30, 2004
Amortization of deferred costs recorded as carrier charges	0.7	1.4	0.7	1.1

During the three months ended June 30, 2004, the Company purchased an additional 700,000 common shares of a related party from treasury at a price of $0.2625 per share.

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2005	December 31, 2004
Accrued liabilities and trade payables	71.1	74.1
Carrier payables	34.0	37.7
Commodity, capital and income tax liabilities	16.2	18.8
Payroll related liabilities	12.2	13.4
Other	6.6	5.7
	140.1	149.7

7.  LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

(a)	Senior Secured Notes due 2008

	Interest Rate	June 30, 2005	December 31, 2004
Senior secured notes due 2008	10.625%	273.4	268.5

During the three months ended March 31, 2004, the Company purchased for cancellation a total of U.S.$76.4 (CDN$100.8) of the outstanding senior secured notes due 2008 at market prices. The total cost of this purchase to the Company was $104.8 resulting in a loss of $4.0.

4

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The Company’s remaining outstanding U.S.$223.1 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

The senior secured notes bear interest at 10.625 per cent per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by a trust indenture which contains certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time-to-time at the following redemption prices, plus accrued and unpaid interest to the redemption date: if redeemed during the 12-month period commencing on January 1, 2006 at 105.313 per cent, January 1, 2007 at 102.657 per cent and January 1, 2008 and thereafter at 100 per cent of the principal amount.

(b)	Other Long-Term Liabilities

	Interest Rate	June 30, 2005	December 31, 2004
Right-of-way liability (i)	10.0%	37.7	38.3
Customer relationships liability (note 11)	N/A	4.9	10.0
Lease exit costs (note 12)	N/A	2.2	2.8
Asset retirement obligations (ii)	10.0%	2.3	2.2
		47.1	53.3

(i) Right-of-way Liability

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from one to 20 years. The associated assets for the right-of-ways are recorded in capital assets.

(ii) Asset Retirement Obligations (ARO)

The undiscounted amount of the estimated cash flows required to settle the ARO is $10.3 (December 31, 2004 - $10.3). The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 10 per cent over a weighted-average period of 50 years.

5

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

8.   CAPITAL STOCK

Number of Shares	Common		Class B	Preferred
Balance, December 31, 2004	4,302,011		31,462,025	1
Issued pursuant to stock options Issued pursuant to restricted stock units Converted during the period, net Fractional shares eliminated due to conversions during the period	122,114 88,667 (872,090 (6	) )	- - 872,103 (23)	- - - -
Balance, June 30, 2005	3,640,696		32,334,105	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2004	49.7	298.5	-
Converted during the period, net Issued pursuant to restricted stock units Issued pursuant to stock options	(8.1) 0.6 0.6	8.1 - -	- -
Balance, June 30, 2005	42.8	306.6	-

Contributed Surplus	Dollars
Balance, December 31, 2004	4.4
Stock-based compensation expense for the period	0.3
Transferred to common shares upon exercise of stock options	(0.3)
Balance, June 30, 2005	4.4

Refer to Note 15 for the impact on the Company’s capital stock, stock-based compensation plans and Shareholder’s Rights Plan, as described below, due to the change of control of the Company on July 1, 2005 as per the Plan of Arrangement.

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 3,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed five per cent of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Company’s financial reorganization completed on April 1, 2002. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceeding the date on which the option is granted, or re-priced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3 per cent each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

6

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The following is a continuity of stock options outstanding for which common shares have been reserved:

Common Shares
	Number Outstanding	Weighted-Average Exercise Price Per Share
Balance, December 31, 2004	1,659,984	5.66
Granted during the period	421,700	5.65
Exercised during the period	(122,114)	3.00
Cancelled during the period	(134,751)	7.01
Balance, June 30, 2005	1,824,819	5.73
Exercisable, June 30, 2005	279,708	2.89

The following table summarizes information about the common shares stock options outstanding at June 30, 2005:

Common Shares
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2005	Weighted - Average Remaining Contractual Life in Years	Weighted- Average Exercise Price Per Share	Number Exercisable at June 30, 2005	Weighted- Average Exercise Price Per Share	Expiry Dates
$0.65 to $0.80	18,817	4.1	$0.67	10,596	$0.68	2009
$1.80	258,134	4.7	$1.80	153,361	$1.80	2010
$2.34	12,000	6.3	$2.34	-	-	2011
$2.64	5,600	6.3	$2.64	-	-	2011
$3.90	11,200	6.1	$3.90	-	-	2011
$4.02	5,000	5.8	$4.02	1,666	$4.02	2011
$4.35	89,000	5.1	$4.35	26,332	$4.35	2010
$4.60	357,768	5.7	$4.60	85,487	$4.60	2011
$5.15	6,800	5.3	$5.15	2,266	$5.15	2010
$5.40	367,500	6.7	$5.40	-	-	2012
$7.33	54,200	6.8	$7.33	-	-	2012
$8.50	638,800	3.8	$8.50	-	-	2009

During the three months ended June 30, 2005, there were no stock options granted for which class B non-voting shares have been reserved. As at June 30, 2005, there were no class B non-voting shares stock options outstanding.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average fair value for options granted during the three and six months ended June 30, 2005 were $4.54 (2004 - $2.55) and $3.55 (2004 - $2.94) using the following assumptions:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Risk free interest rate	3.21%	3.14% to 3.21%	2.45%	2.14% to 2.45%
Expected dividend yield	0%	0%	0%	0%
Expected volatility, common shares	97.2%	97.2% to 99.5%	101.7%	101.7% to 103.1%
Expected time until exercise, in years	3.0	3.0	3.0	3.0

7

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

The total compensation cost recognized for the three and six months ended June 30, 2005 related to stock options were $0.1 (2004 - $0.6) and $0.3 (2004 - $1.1). The amount transferred from contributed surplus to share capital was $0.3 for the three and six months ended June 30, 2005 and was negligible for the three and six months ended June 30, 2004.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 20 per cent or more of the common shares, or 20 per cent of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2007 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Company’s financial reorganization on April 1, 2002. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted Stock Units (RSUs) issued pursuant to the Company’s Restricted Stock Unit Plan (RSUP) are subject to vesting provisions, that may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange (TSX). If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the TSX by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 1,678,000 shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3 per cent each. Upon the change of control, the RSUs vest immediately. The resulting compensation expense recorded for the three and six months ended June 30, 2005 was $0.2 (2004 - $0.1) and $0.4 (2004 - $0.2).

The following is a continuity of RSUs outstanding for which common shares have been reserved:
Restricted Stock Units
Number Outstanding
Balance, December 31, 2004	165,001
Granted during the period	236,800
Settled during the period	(104,667)
Cancelled during the period	(60,334)
Balance, June 30, 2005	236,800

8

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Deferred Share Unit Plan

Participants of the Company’s Deferred Share Unit Plan (DSUP) can elect to receive a portion of their annual compensation in the form of Deferred Share Units (DSUs). The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the TSX. DSUs are redeemable upon the departure of the participant from the Company by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the five day trading average of the closing price of the applicable shares on the TSX on the date of termination. If shares are to be delivered, the shares will be purchased on the TSX by an independent administrator. The resulting additional compensation expense recorded during the three and six months ended June 30, 2005 was $0.2 (2004 - $nil) and $0.6 (2004 - $nil).

The following is a continuity of the DSUs outstanding for which common shares have been reserved:

Deferred Share Units
Number Outstanding
Balance, December 31, 2004	61,168
Granted during the period	30,158
Balance, June 30, 2005	91,326

9.   COMMITMENTS

On April 10, 2002, the Company and Sprint U.S. executed an agreement (the “Sprint Agreement”) with a term for a period of 10 years to allow the Company exclusive use of the Sprint trademark in Canada for various products and services provided by Sprint U.S. in return for payment of 2.5% royalty to Sprint U.S. on substantially all revenue for the first five years and 2.0% for the remaining five years of the term. The Sprint Agreement includes an option of termination for both the Company and Sprint U.S. in an event of a change of control of either one of the parties, for a period of 180 days from the effective date of change on control. The transition period would be 90 days if the Company terminates the agreement and 180 days if Sprint U.S. terminates the agreement.

10.  CONTINGENCIES

On February 20, 2004, the Court of Appeal of Ontario dismissed the appeal of an earlier decision regarding a ‘change in control agreement’. As at April 20, 2004, the 60-day period in which the appellants had to seek leave to appeal to the Supreme Court of Canada expired. The Company reversed a $4.7 provision related to this action during the three months ended March 31, 2004.

Certain contingent payments payable to an investment banking firm upon close of the Plan of Arrangement (note 15) have been placed into an escrow account and have been classified as restricted cash within other current assets (note 3).

9

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

11.  ACQUISITIONS

Effective November 20, 2004, the Company acquired significant portions of 360networks Corporation’s business customer base in Ontario, Quebec and Atlantic Canada, from Bell Canada. The acquisition price for the business customer relationships is measured based on three times the average monthly revenue of the acquired customer base in the two months pre and post the closing date of the transaction, and will be paid over a two-year period. The initial purchase price was finalized in the period resulting in a $0.6 adjustment to the customer relationship intangible asset. The customer relationship intangible asset recorded of $17.0 includes $16.4 payable to Bell and $0.6M of transaction costs. At June 30, 2005, $9.8 of the remaining purchase price payable was included within accrued liabilities and $4.9 was included in other long-term liabilities (note 7(b)).

Concurrently, the Company entered into a two-year transitional services agreement under which Bell Canada will provide technical and operational services to the newly acquired customer base and in exchange be paid approximately 70 per cent of the total retail revenue with a minimum monthly payment of approximately $2.0. The payments are recorded within carrier charges and operating costs based on a split of 50 percent and 20 percent, respectively, in the interim consolidated financial statements based on management’s best estimate of fair value.

During the three months ended June 30, 2005, the Company also entered into a letter of agreement with Bell Canada to purchase certain local and interexchange carrier network assets in New Brunswick and Nova Scotia for a purchase price of $12.6 which is expected to close in the third quarter of 2005, and to purchase an option to acquire certain other CLEC network assets, valued at $22.4 in Eastern Canada.  The cost of the option of $1.7 was paid in the second quarter and was included in other assets as at June 30, 2005.  The balance of the purchase price for the optioned assets, to a maximum of $20.7, is payable upon delivery of the assets which will occur upon exercise of the option, expected at the end of 2006.   The letter of agreement also provides for the extension of the transitional services agreement by 12 to 18 months beyond the initial term which was set to end December 31, 2006.

On February 13, 2004, the Company acquired the remaining 25 per cent non-voting shares and 76 per cent voting shares of Time ICR that it did not own for $0.4. This acquisition has been accounted for as a business combination using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. The purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

12.  REALIGNMENT AND RESTRUCTURING CHARGES

(a)
As at December 31, 2004, the Company recorded a special charge of $7.8 for severance incurred as part of its plan to improve organizational effectiveness by consolidating its corporate, operations, marketing and provisioning functions. During the three and six months ended June 30, 2005, payments of $0.6 and $4.8 were made and a reduction of $0.8 to the accrual was recorded primarily due to changes in business circumstances requiring a revision to the initial plan. Furthermore, an additional charge of $0.4 was recorded in the first quarter for the final stage of the reorganization. As at June 30, 2005, this provision was fully paid.

Severance Provision
Balance, December 31, 2004	5.2
Payments made during the period	(4.8)

Revisions to accrual during the period	(0.4)
Balance, June 30, 2005	-

10

(b)
In 2002, the Company recorded a restructuring charge for lease termination costs incurred as part of its plan to further streamline and focus its operations. As at June 30, 2005 and December 31, 2004, the current portion of $1.1 and $1.0, respectively, of the lease exit cost liability was included within accrued liabilities, and $2.2 and $2.8, respectively, was included in other long-term liabilities. The remaining facility lease exit costs balance will be paid over the terms of the related leases up to 2010.

Lease Exit Costs
Balance, December 31, 2004	3.8
Payments made during the period	(0.5)
Balance, June 30, 2005	3.3

13.  EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period (3 months ended June 30, 2005 - 35,867,769; 3 months ended June 30, 2004 - 35,754,738; 6 months ended June 30, 2005 - 35,819,947; 6 months ended June 30, 2004 - 35,624,051). Due to a loss for all periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive. As at June 30, 2005 and 2004, the Company had 1,824,819 and 1,723,584 stock options outstanding, which could be dilutive to future periods. For these same periods, it had 236,800 and 173,001 RSUs, and 91,326 and 44,931 DSUs, which could be dilutive to future periods.

14.  SEGMENT INFORMATION

The Company is a facilities-based carrier of long distance, data, local, enhanced voice and wireless communications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Services, including small, medium and large business and government customers and (iii) Carrier Services, including other providers and carriers of telecommunications services.

During the fourth quarter of 2004, the Company changed the allocation of the Consumer Services system access fees to allocate to all products based on revenues. Previously, the Consumer Services system access fees were included in long distance revenue only. Accordingly, segment information of comparative periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business division as assets are shared by all segments. The Company did not have an economic dependence on any one customer for the three and six months ended June 30, 2005 or for prior periods presented.

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ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

Customer Segments

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Three months ended June 30, 2005
Long distance	30.7	37.1	24.3	-	92.1
Data	2.3	45.6	9.6	-	57.5
Local	42.5	19.3	2.0	-	63.8
Wireless	4.0	-	-	-	4.0
Total revenue	79.5	102.0	35.9	-	217.4
Operating costs	(26.2)	(19.8)	(1.7)	(37.5)	(85.2)
	53.3	82.2	34.2	(37.5)	132.2
Carrier charges					(100.6)
Depreciation and amortization					(36.4)
Realignment, restructuring and other charges					(2.2)
Operating loss					(7.0)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Six months ended June 30, 2005
Long distance	62.9	74.8	50.0	-	187.7
Data	4.9	90.8	20.7	-	116.4
Local	80.7	37.5	4.0	-	122.2
Wireless	6.9	-	-	-	6.9
Total revenue	155.4	203.1	74.7	-	433.2
Operating costs	(50.3)	(39.2)	(3.5)	(74.8)	(167.8)
	105.1	163.9	71.2	(74.8)	265.4
Carrier charges					(198.0)
Depreciation and amortization					(73.5)
Realignment, restructuring and other charges					(1.8)
Operating loss					(7.9)

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ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Three months ended June 30, 2004
Long distance	37.7	37.5	31.6	-	106.8
Data	3.4	35.1	11.7	-	50.2
Local	29.0	10.4	1.9	-	41.3
Wireless	2.5	-	-	-	2.5
Total revenue	72.6	83.0	45.2	-	200.8
Operating costs	(31.2)	(18.3)	(2.2)	(26.2)	(77.9)
	41.4	64.7	43.0	(26.2)	122.9
Carrier charges					(100.5)
Depreciation and amortization					(35.7)
Operating loss					(13.3)

	Consumer Services	Business Services	Carrier Services	Network, Operations, Corporate and Other	Total
Six months ended June 30, 2004
Long distance	77.7	77.0	66.4	-	221.1
Data	7.0	68.6	23.5	-	99.1
Local	55.8	19.7	3.2	-	78.7
Wireless	4.4	-	-	-	4.4
Total revenue	144.9	165.3	93.1	-	403.3
Operating costs	(62.5)	(36.6)	(4.4)	(55.3)	(158.8)
	82.4	128.7	88.7	(55.3)	244.5
Carrier charges					(195.6)
Depreciation and amortization					(72.5)
Operating loss					(23.6)

15.  SUBSEQUENT EVENT

On May 11, 2005, the Company and Rogers Communications Inc. (‘RCI’) entered into a definitive agreement under which RCI would acquire the entire Company in a stock for stock transaction under a “Plan of Arrangement” pursuant to Section 192 of the Canada Business Corporation Act. On June 29, 2005, the Company’s shareholders voted to approve the acquisition pursuant to the Plan Arrangement. Final approval for the arrangement was received from the Ontario Superior Court of Justice on June 30, 2005. The transaction closed and was effective on July 1, 2005 (the Effective Date). Upon or immediately prior to the July 1, 2005, closing date the following occurred:

•	The Shareholders’ Rights Plan described in note 8 was terminated (and all rights thereunder expired) immediately prior to the Effective Date and were of no further force or effect;
•
Each common share (other than common shares in respect of which the Shareholder has validly exercised his or her right of dissent) were deemed to be transferred to Call-Net Acquisition Company, in the case of Non-Taxable Holders, and to RCI in the case of all other Shareholders, for RCI Non-Voting Shares on the basis of one RCI Non-Voting Share for every 4.25 common shares;

13

ROGERS TELECOM HOLDINGS INC.
(FORMERLY CALL-NET ENTERPRISES INC.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(millions of Canadian dollars, unless otherwise indicated)

•	Each common share in respect of which a Shareholder has validly exercised his or her right of dissent was deemed to be transferred to the Company for cancellation;
•	The Preferred Share was deemed to be redeemed by the Company for $1.00, being the redemption price thereof;
•
Each holder of the Company’s Stock Options that are outstanding and unexercised immediately prior to the Effective Date received options to acquire RCI Non-Voting Shares under the RCI Stock Option Plan in replacement for such Stock Options (see note 8); and

•
With respect to any of the Company’s RSUs and DSUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested) (see note 8), in no event represented any entitlement to receive or otherwise acquire Common Shares or to acquire RCI Non-Voting Shares, but otherwise the rights of a holder thereof were unaffected and each such holder were paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s RSUs and DSUs.

Additional information concerning the Plan of Arrangement is contained in the Company’s Management Proxy Circular dated May 25, 2005 which has been filed on SEDAR and EDGAR.

On July 7, 2005, Call-Net Enterprises Inc. was renamed Rogers Telecom Holdings Inc. and Sprint Canada Inc. was renamed Rogers Telecom Inc.

Other Change of Control Matters

Pursuant to the terms of the Company’s stock-based compensation plans, the change of control triggers all outstanding stock options and RSUs to vest, which will result in additional compensation expense of $4.1 at July 1, 2005. In addition, certain change of control provisions in senior executive employment contracts will be triggered costing approximately $3.4 on the same date.

The change of control allows the Company or Sprint U.S. to terminate the Sprint agreement (note 9) and the Company has given such notice with the termination to be effective September 29, 2005.

Upon the change of control, the Company is required to offer to purchase all outstanding senior secured notes within 30 days of July 1, 2005 at a purchase price of 101 per cent of their principal amount plus accrued and unpaid interest to the date of purchase (note 7a).

The Effective Date also triggered a transaction success fee to an investment banking firm of $6.1. The contingent fee has been put into escrow and is shown as restricted cash within other current assets at June 30, 2005 (note 3).

During the period ended June 30, 2005, a special charge of $2.2 was taken which was for the direct and incremental costs incurred related to the Plan of Arrangement.

On July 25, 2005, the Company commenced the termination process for its $55.0 accounts receivable securitization program.
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